Filed Pursuant to Rule 424(b)(5)
Registration No. 333-219088

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not offers to sell nor solicitations of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT DATED DECEMBER 2, 2019

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 30, 2017)

$

            Shares of     % Series B Fixed-Rate Reset Cumulative
Redeemable

Perpetual Preferred Stock

(Liquidation Preference of $1,000 Per Share)

Dominion Energy, Inc. is offering              shares of     % Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, without par value, with a $1,000 liquidation preference per share (the “Series B Preferred Stock”).

Dividends on the Series B Preferred Stock, when, as and if declared by our board of directors (the “Board”), will be payable on the liquidation preference amount, on a cumulative basis, semi-annually in arrears on the 15th day of June and December of each year, commencing on June 15, 2020. Dividends on the Series B Preferred Stock will accumulate daily and be cumulative from, and including, the date of original issuance of the Series B Preferred Stock.

The initial dividend rate for the Series B Preferred Stock will be     % per annum from and including the date of original issuance to, but excluding, December 15, 2024 (the “First Call Date”). On and after the First Call Date, the dividend rate on the Series B Preferred Stock for each Reset Period (as defined herein) will be equal to the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date plus a spread of     %.

The shares of Series B Preferred Stock are perpetual and have no maturity date. We may, at our option, redeem the Series B Preferred Stock:

•	in whole or in part, from time to time, on the First Call Date or on any fifth anniversary of the First Call Date (each, a “Reset Date”) at a redemption price in cash equal to $1,000 per share; or

•

in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a “Ratings Event” (as defined herein), at a redemption price in cash equal to $1,020 per share (102% of the liquidation preference of $1,000 per share), plus, in each case, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date. See “Description of the Series B Preferred Stock—Optional Redemption.”

The Series B Preferred Stock will not have voting rights, except as set forth under “Description of the Series B Preferred Stock—Voting Rights.”

The Series B Preferred Stock is a new issue of securities with no established trading market. We do not intend to apply for the listing or trading of the Series B Preferred Stock on any securities exchange or trading facility or for inclusion of the Series B Preferred Stock in any automated dealer quotation system.

Investing in the Series  B Preferred Stock involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement.

	Per Share	Total
Price to the Public(1)	$	$
Underwriting Discount	$	$
Proceeds to Dominion Energy, Inc. Before Expenses	$	$

(1)	The price to the public does not include accumulated dividends. Dividends will accumulate from the date of original issuance, which is expected to be December , 2019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We expect the Series B Preferred Stock to be ready for delivery only in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A. and Euroclear Bank SA/NV, on or about December     , 2019.

Joint Book-Running Managers

BofA Securities	Credit Suisse	J.P. Morgan

Morgan Stanley		SunTrust Robinson Humphrey

The date of this prospectus supplement is December     , 2019.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of Series B Preferred Stock and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, gives more general information about us and the securities we may offer from time to time, some of which does not apply to this offering of Series B Preferred Stock. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the information in the prospectus supplement differs from the information in the accompanying base prospectus, you should only rely on the information in the prospectus supplement.

You should rely only on the information contained in this document or to which this document refers you, or in other offering materials filed by us with the Securities and Exchange Commission (the “SEC”). We have not authorized anyone, and we have not authorized the underwriters to authorize anyone, to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any different or inconsistent information. This document may only be used where it is legal to sell these securities.

It is important for you to read and consider all of the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying base prospectus in making your investment decision. You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the accompanying base prospectus is accurate as of any date other than the date of the relevant document. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

We include cross-references in this prospectus supplement and the accompanying base prospectus to captions in those documents where you can find additional related discussions.

You should not consider any information in this prospectus supplement or the accompanying base prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of shares of Series B Preferred Stock. We are not making any representation to you regarding the legality of an investment in shares of Series B Preferred Stock by you under applicable investment or similar laws.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “Dominion Energy,” “we,” “us,” “our” and the “Company” are to Dominion Energy, Inc., a Virginia corporation, and any successor obligor, and not to any of its subsidiaries.

Prospectus Supplement

Base Prospectus

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our file number with the SEC is 001-08489. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update or supersede this information. We make some of our filings with the SEC on a combined basis with two of our subsidiaries, Virginia Electric and Power Company (“Virginia Power”) and Dominion Energy Gas Holdings, LLC (“Dominion Energy Gas”). Our combined filings with the SEC represent separate filings by each of Virginia Power, Dominion Energy Gas and us. We incorporate by reference the documents listed below (other than any portions of the documents not deemed to be filed) and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except those portions of filings that relate to Virginia Power or Dominion Energy Gas as a separate registrant, until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2018 ;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019;

•

Current Reports on Form 8-K, or amendments thereto, filed January 2, 2019, January 30, 2019, February 15, 2019, March 13, 2019, March 26, 2019, May 7, 2019, May 10, 2019, June  14, 2019, June  27, 2019, August 27, 2019, October 2, 2019, November 1, 2019, November 18, 2019 (with recast financial statements for the year ended December 31, 2018), November 18, 2019 (with recast financial statements for the quarter ended March 31, 2019), November 18, 2019 (with recast financial statements for the quarter ended June 30, 2019) and November 18, 2019 (with recast financial statements for the quarter ended September 30, 2019); and

•	the description of our capital stock contained in Amendment No. 4 to out Current Report on Form 8-K, filed November 1, 2019.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Corporate Secretary, Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus supplement or other offering materials which is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statement.

The businesses that we and our subsidiaries conduct are influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our annual and quarterly reports as described under the heading “Risk Factors” and we refer you to that discussion for further information. These factors include but are not limited to:

•	Unusual weather conditions and their effect on energy sales to customers and energy commodity prices;

•

Extreme weather events and other natural disasters, including, but not limited to, hurricanes, high winds, severe storms, earthquakes, flooding and changes in water temperatures and availability that can cause outages and property damage to facilities;

•	Federal, state and local legislative and regulatory developments, including changes in federal and state tax laws and regulations;

•	Risks of operating businesses in regulated industries that are subject to changing regulatory structures;

•	Changes to regulated electric rates we collect and regulated gas distribution, transportation and storage rates, including liquefied natural gas storage, that we collect;

•

Changes in rules for regional transmission organizations and independent system operators in which we participate, including changes in rate designs, changes in the Federal Energy Regulatory Commission’s (“FERC”) interpretation of market rules and new and evolving capacity models;

•	Risks associated with Virginia Power’s membership and participation in PJM Interconnection, L.L.C., including risks related to obligations created by the default of other participants;

•	Timing and receipt of regulatory approvals necessary for planned construction or growth projects and compliance with conditions associated with such regulatory approvals;

•

The inability to complete planned construction, conversion or growth projects at all, or with the outcomes or within the terms and time frames initially anticipated, including as a result of increased public involvement, intervention or litigation in such projects;

•

Changes to federal, state and local environmental laws and regulations, including those related to climate change, the tightening of emission or discharge limits for greenhouse gasses and other substances, more extensive permitting requirements and the regulation of additional substances;

•	Cost of environmental compliance, including those costs related to climate change;

•	Changes in implementation and enforcement practices of regulators relating to environmental standards and litigation exposure for remedial activities;

•	Difficulty in anticipating mitigation requirements associated with environmental and other regulatory approvals or related appeals;

•	Unplanned outages at facilities in which we have an ownership interest;

•

The impact of operational hazards, including adverse developments with respect to pipeline and plant safety or integrity, equipment loss, malfunction or failure, operator error, and other catastrophic events;

•

Risks associated with the operation of nuclear facilities, including costs associated with the disposal of spent nuclear fuel, decommissioning, plant maintenance and changes in existing regulations governing such facilities;

•	Changes in operating, maintenance and construction costs;

•	Domestic terrorism and other threats to our physical and intangible assets, as well as threats to cybersecurity;

•

Additional competition in industries in which we operate, including in electric markets in which our merchant generation facilities operate and potential competition from the development and deployment of alternative energy sources, such as self-generation and distributed generation technologies, and availability of market alternatives to large commercial and industrial customers;

•	Competition in the development, construction and ownership of certain electric transmission facilitiesin our service territory in connection with FERC Order 1000;

•	Changes in technology, particularly with respect to new, developing or alternative sources of generation and smart grid technologies;

•

Changes in demand for our services, including industrial, commercial and residential growth or decline in our service areas, changes in supplies of natural gas delivered to our pipeline and processing systems, failure to maintain or replace customer contracts on favorable terms, changes in customer growth or usage patterns, including as a result of energy conservation programs, the availability of energy efficient devices and the use of distributed generation methods;

•	Receipt of approvals for, and timing of, closing dates for acquisitions and divestitures;

•

Impacts of acquisitions, including the recently completed acquisition of SCANA Corporation (“SCANA”), divestitures, transfers of assets to joint ventures and retirements of assets based on asset portfolio reviews;

•	Adverse outcomes in litigation matters or regulatory proceedings, including matters acquired in the recently completed acquisition of SCANA;

•	Counterparty credit and performance risk;

•	Fluctuations in the value of investments we hold in nuclear decommissioning trusts and in benefit plan trusts;

•	Fluctuations in energy-related commodity prices and the effect these could have on our earnings and liquidity position and the underlying value of our assets;

•	Fluctuations in interest rates or foreign currency exchange rates;

•	Changes in rating agency requirements or credit ratings and their effect on availability and cost of capital;

•	Global capital market conditions, including the availability of credit and the ability to obtain financing on reasonable terms;

•	Political and economic conditions, including inflation and deflation;

•	Employee workforce factors including collective bargaining agreements and labor negotiations with union employees; and

•	Changes in financial or regulatory accounting principles or policies imposed by governing bodies.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The “Description of the Series B Preferred Stock” section of this prospectus supplement contains more detailed information regarding the terms and conditions of the Series B Preferred Stock. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus. You should also review the “Risk Factors” section of this prospectus supplement to determine whether an investment in the Series B Preferred Stock is appropriate for you.

DOMINION ENERGY

Dominion Energy, headquartered in Richmond, Virginia and incorporated in Virginia in 1983, is one of the nation’s largest producers and transporters of energy, with a portfolio of approximately 32,000 megawatts of electric generation, 10,200 miles of electric transmission lines, 84,800 miles of electric distribution lines, 15,900 miles of natural gas gathering, storage and transmission pipelines and 92,900 miles of gas distribution pipeline, exclusive of service lines. We operate one of the nation’s largest natural gas storage systems with approximately 1 trillion cubic feet of storage capacity and serve nearly 7.5 million utility and retail energy customers.

We are focused on expanding our investment in regulated and long-term contracted electric generation, transmission and distribution and regulated natural gas transmission and distribution infrastructure. Our nonregulated operations include merchant generation, energy marketing and price risk management activities and natural gas retail energy marketing operations. Our operations are conducted through various subsidiaries, including (i) Virginia Power, a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina, (ii) Dominion Energy Gas, a holding company for certain of our regulated natural gas operating subsidiaries, which conduct business activities through a regulated interstate natural gas transmission pipeline and underground storage system in the Northeast, mid-Atlantic and Midwest states and a liquefied natural gas import and export operation in Maryland, (iii) Dominion Energy Questar Corporation (“Dominion Energy Questar”), a holding company for our primarily regulated natural gas businesses located in the Rocky Mountain region, including retail natural gas distribution in Utah, Wyoming and Idaho and related natural gas development and production, and (iv) SCANA, a holding company for regulated businesses primarily engaged in the generation, transmission and distribution of electricity in the central, southern and southwestern portions of South Carolina and in the distribution of natural gas in North Carolina and South Carolina, as well as a business marketing natural gas to retail customers in the southeast U.S.

Our address and telephone number are: 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

The Offering

Issuer	Dominion Energy, Inc.

Securities Offered	shares of % Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, without par value, with a $1,000 liquidation preference per share.

Further Issuances	We may, at any time and from time to time, without notice to, or the consent of, holders of the Series B Preferred Stock, elect to issue additional shares of the Series B Preferred Stock, and all such additional shares would be deemed to form a single series with the Series B Preferred Stock offered hereby.

Dividends	Dividends on the Series B Preferred Stock, when, as and if declared by the Board, will be payable on the $1,000 liquidation preference per share, on a cumulative basis, semi-annually in arrears on the 15th day of June and December of each year, commencing on June 15, 2020. Dividend payment dates are subject to adjustment for business days. Dividends on the Series B Preferred Stock will accumulate daily and be cumulative from, and including, the date of original issuance of the Series B Preferred Stock or the most recent dividend payment date through which dividends have been paid.

The amount of the dividend per share of Series B Preferred Stock will be calculated for each dividend period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months.

Dividends on the Series B Preferred Stock will be cumulative (i) whether or not we have earnings, (ii) whether or not the payment of such dividends is then permitted under Virginia law, (iii) whether or not such dividends are authorized or declared and (iv) whether or not any agreements we are party to prohibit the current payment of dividends, including any agreement relating to our indebtedness. Accordingly, if the Board does not declare a dividend on the Series B Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend shall accumulate and an amount equal to such accumulated dividend shall become payable out of funds legally available therefor upon the liquidation, dissolution or winding-up of our affairs (or earlier redemption of such shares of Series B Preferred Stock), to the extent not paid prior to such liquidation, dissolution or winding-up or earlier redemption, as the case may be. No interest, or sum of money in lieu of interest, will be payable on any dividend payment that may be in arrears on the Series B Preferred Stock.

Dividend Rate	The initial dividend rate for the Series B Preferred Stock from and including the date of original issuance to, but excluding, December 15, 2024 (the “First Call Date”) will be % per annum of the $1,000 liquidation preference per share. On and after the First Call Date, the dividend rate on the Series B Preferred Stock for each Reset Period (as defined herein) will be equal to the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date (as defined herein) plus a spread of %.

“Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date (as defined herein) and trading in the public securities markets or (ii) if the H.15(519) is not published during the week preceding the Reset Dividend Determination Date, or does not contain such yields, then the rate will be determined by interpolation between the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15(519) under the caption “Treasury Constant Maturities” as the yield on actively traded U.S. Treasury securities adjusted to constant maturity. If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the immediately preceding Reset Dividend Determination Date, or if this sentence is applicable with respect to the first Reset Dividend Determination Date, %.

“H.15(519)” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System.

“Most recent H.15(519)” means the H.15(519) published closest in time but prior to the close of business on the second business day prior to the applicable Reset Date.

“Reset Date” means the First Call Date and each date falling on the fifth anniversary of the preceding Reset Date.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two business days prior to the beginning of such Reset Period.

“Reset Period” means the period from and including the First Call Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

We will give notice of the relevant Five-year U.S. Treasury Rate as soon as practicable to the Transfer Agent (as defined herein) and the holders of the Series B Preferred Stock.

The applicable dividend rate for each Reset Period will be determined by a calculation agent, as of the applicable Reset Dividend Determination Date. Promptly upon such determination, the calculation agent will notify us of the dividend rate for the Reset Period. The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any dividend period beginning on or after the First Call Date will be on file at our principal offices, will be made available to any holder of the Series B Preferred Stock upon request and will be final and binding in the absence of manifest error.

Restrictions on Dividends	We will not declare or pay, or set aside for payment, full dividends on the Series B Preferred Stock or any Parity Stock (as defined herein) for any dividend period unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series B Preferred Stock and any such Parity Stock through the most recently completed dividend period for each such security. When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series B Preferred Stock or any Parity Stock having the same restrictions on the declaration and payment of dividends as the Series B Preferred Stock, all dividends declared for such dividend period with respect to the Series B Preferred Stock and such Parity Stock shall be declared on a pro rata basis. Any portion of such dividends not declared and paid (or declared and a sum sufficient for payment thereof set aside) that are payable upon the Series B Preferred Stock and such Parity Stock in respect of such dividend period on such dividend payment date shall accumulate, and an amount equal to such undeclared portion of such dividends shall become payable out of funds legally available for the payment of dividends upon liquidation, dissolution or winding-up (or earlier redemption of such shares of Series B Preferred Stock and such Parity Stock), to the extent not paid prior to such liquidation, dissolution or winding-up or earlier redemption. See “Description of the Series B Preferred Stock—Dividends.”

During any dividend period, so long as any Series B Preferred Stock remains outstanding, unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series B Preferred Stock and any Parity Stock through the most recently completed dividend period, we will not: (i) declare or pay dividends on our common stock or any other Junior Stock (as defined herein), other than a dividend payable solely in Junior Stock, or (ii) redeem, repurchase or otherwise acquire for consideration, directly or indirectly, any Junior Stock, including our common stock, subject, in each case, to certain exceptions. See “Description of the Series B Preferred Stock—Dividends.”

The Series B Preferred Stock will rank junior as to payment of dividends to any class or series of our Senior Stock (as defined herein) that we may issue in the future. If at any time we have failed to pay, on the applicable payment date, accumulated dividends on any class or series of Senior Stock, we may not pay any dividends on the outstanding Series B Preferred Stock or redeem or otherwise repurchase any shares of Series B Preferred Stock until we have paid or set aside for payment the full amount of the unpaid dividends on the Senior Stock that must, under the terms of such securities, be paid before we may pay dividends on, or redeem or repurchase, the Series B Preferred Stock.

No dividends on the Series B Preferred Stock shall be declared and paid (or declared and a sum sufficient for the payment thereof set aside) at such time as the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits such declaration and payment (or declaration and setting aside a sum sufficient for the payment thereof) under any such agreement or if the declaration and payment (or the declaration and setting aside a sum sufficient for the payment thereof) would constitute a breach of or default under any such agreement or be restricted or prohibited by law. See “Risk Factors—Agreements to which we are or may become a party, including the purchase contract and pledge agreement relating to our 2019 Series A Equity Units, may restrict our ability to pay dividends on the Series B Preferred Stock.”

Payment of dividends on the Series B Preferred Stock is subject to certain other restrictions described under “Description of the Series B Preferred Stock—Dividends.”

Optional Redemption	We may, at our option, redeem the Series B Preferred Stock:

•	in whole or in part, from time to time, on the First Call Date or on any subsequent Reset Date at a redemption price in cash equal to $1,000 per share; or

•

in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Ratings Event (as defined herein), at a redemption price in cash equal to $1,020 per share (102% of the liquidation preference of $1,000 per share), plus, in each case, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date.

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Exchange Act, or in any successor provision thereto, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series B Preferred Stock, which amendment, clarification or change results in:

•

the shortening of the length of time the Series B Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series B Preferred Stock; or

•

the lowering of the equity credit (including up to a lesser amount) assigned to the Series B Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Series B Preferred Stock.

The Series B Preferred Stock will not be subject to any sinking fund or other obligation of ours to redeem, repurchase or retire the Series B Preferred Stock. See “Description of the Series B Preferred Stock—Optional Redemption.”

Ranking	The Series B Preferred Stock will rank, with respect to anticipated dividends (whether cumulative or non-cumulative) and distributions upon the liquidation, winding-up and dissolution of our affairs:

•

senior to our common stock and to each other class or series of our capital stock which does not expressly provide that such stock ranks senior to or on parity with the Series B Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of our affairs (the “Junior Stock”);

•

on parity with our 1.75% Series A Cumulative Perpetual Convertible Preferred Stock, without par value (the “Series A Preferred Stock”), and any class or series of our capital stock issued after the original issuance date of the Series B Preferred Stock which expressly provides that such stock ranks on parity with the Series B Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of our affairs (collectively, the “Parity Stock”);

•

junior to any class or series of our capital stock issued after the original issuance date of the Series B Preferred Stock which expressly provides that such stock ranks senior to the Series B Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of our affairs (the “Senior Stock”); and

•

junior to all of our existing and future indebtedness (including indebtedness outstanding under our credit facilities, our unsecured senior notes, our junior subordinated notes and our commercial paper) and other liabilities with respect to assets available to satisfy claims against us.

In addition, the Series B Preferred Stock will be structurally subordinated to all debt, preferred equity and other liabilities of our subsidiaries, which means that creditors and any preferred equity holders of our subsidiaries will be paid from the assets of such subsidiaries before holders of the Series B Preferred Stock would have any claims to those assets.

Parity Stock with respect to the Series B Preferred Stock may include series of our preferred stock that have different dividend rates, redemption or conversion features, mechanics, dividend periods (e.g., quarterly rather than semi-annual), payment of dividends (whether cumulative or non-cumulative), payment dates and record dates than the Series B Preferred Stock.

As of the date of this prospectus supplement, we do not have any Junior Stock, other than the common stock, or any Senior Stock outstanding. As of the date of this prospectus supplement, Parity Stock consisted of 1,610,000 shares of the Series A Preferred Stock with an aggregate liquidation value of approximately $1.6 billion. As of September 30, 2019, we had approximately $12.8 billion principal amount of outstanding long-term indebtedness on an unconsolidated basis (including securities due within one year), all of which is senior in right of payment to the Series B Preferred Stock. As of September 30, 2019, our subsidiaries had approximately $26.5 billion principal amount of outstanding long-term debt (including securities due within one year), approximately $3.0 billion of which is guaranteed by Dominion Energy. See “Description of the Series B Preferred Stock—Ranking.”

Liquidation Rights	Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of the Series B Preferred Stock are entitled to receive out of our assets legally available for distribution to shareholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of Senior Stock in respect of distributions upon liquidation, dissolution or winding-up of our affairs, and before any distribution is made to or set aside for holders of our common stock or any other Junior Stock, a liquidating distribution in the amount of $1,000 per share of Series B Preferred Stock, plus all accumulated and unpaid dividends (whether or not declared).

Distributions will be made pro rata as to the Series B Preferred Stock and any Parity Stock in proportion to the full liquidating distributions to which they would otherwise respectively be entitled and only to the extent of our assets, if any, that are available after satisfaction of all liabilities and obligations to our creditors, if any. See “Description of the Series B Preferred Stock—Liquidation Rights.”

Voting Rights	Holders of shares of Series B Preferred Stock will have no voting rights, except with respect to certain amendments to the terms of the

Series B Preferred Stock, in the case of certain dividend nonpayments and as otherwise required by applicable law. See “Description of the Series B Preferred Stock—Voting Rights.”

No Maturity Date	The Series B Preferred Stock is perpetual and has no maturity date, and we are not required to redeem the Series B Preferred Stock. Accordingly, all shares of the Series B Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem them.

Preemptive and Conversion Rights	None.

Material U.S. Federal Income Tax Considerations	You should carefully read the section entitled “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We intend to use the net proceeds from the sale of the Series B Preferred Stock for general corporate purposes and to repay short-term debt, including commercial paper. See “Use of Proceeds.”

Conflicts of Interest	As described in “Use of Proceeds,” some of the net proceeds of this offering may be used for the repayment of short-term debt, including commercial paper. If more than 5% of the net proceeds of this offering, not including underwriting compensation, will be received by affiliates of certain underwriters in this offering, this offering will be conducted by such underwriters in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Transfer Agent and Registrar	Broadridge Corporation Issuer Solutions, Inc. (the “Transfer Agent”).

Calculation Agent	Unless we have validly called all shares of the Series B Preferred Stock for redemption on the First Call Date, we will appoint a banking institution or trust company as calculation agent for the Series B Preferred Stock prior to the Reset Dividend Determination Date preceding the First Call Date. If we are unable to appoint a calculation agent using commercially reasonable efforts, we may appoint ourselves or an affiliate of ours as calculation agent.

Risk Factors	An investment in the Series B Preferred Stock involves risks. You should carefully consider the discussion of risks in “Risk Factors” in this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the factors listed in “Forward-Looking Information” in this prospectus supplement, before making an investment decision.

RISK FACTORS

In considering whether to purchase the Series B Preferred Stock, you should carefully consider all of the information we have included or incorporated by reference into this prospectus supplement. In particular, you should carefully consider the risk factors pertaining to the Series B Preferred Stock described below, as well as the discussion of risks relating to our business under the caption “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2018 and the factors listed in “Forward-Looking Information” in this prospectus supplement, before deciding whether to invest in the Series B Preferred Stock.

Risks Related to the Series B Preferred Stock

The Series B Preferred Stock ranks junior to all of our indebtedness and other liabilities and is structurally subordinated to any indebtedness, preferred stock or other liabilities of our subsidiaries.

In the event of our bankruptcy, liquidation, reorganization or other winding-up, our assets will be available to pay the liquidation preference of the Series B Preferred Stock only after all of our indebtedness and other liabilities have been paid. In addition, we are a holding company for several direct and indirect subsidiaries, and the Series B Preferred Stock will be structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries and any capital stock of our subsidiaries not held by us. The holders of the Series B Preferred Stock have no right to participate in the distribution of assets of our subsidiaries (except to the extent that we have satisfied all of our liabilities and have recognized claims or interests in the assets of such subsidiaries). Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay the liquidation preference of any or all of the Series B Preferred Stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations.

We currently have no Senior Stock outstanding, and we own all of the equity interest of our subsidiaries. The Series A Preferred Stock is the only Parity Stock currently outstanding. As of September 30, 2019, we had approximately $12.8 billion principal amount of outstanding long-term indebtedness on an unconsolidated basis (including securities due within one year), all of which is senior in right of payment to the Series B Preferred Stock. As of September 30, 2019, our subsidiaries had approximately $26.5 billion principal amount of outstanding long-term debt (including securities due within one year), approximately $3.0 billion of which is guaranteed by Dominion Energy.

We are a holding company and will require cash from our subsidiaries to make dividend payments on the Series B Preferred Stock.

Obligations under the Series B Preferred Stock, including with respect to the payment of any dividends, are solely the obligations of Dominion Energy, and no other entity, including our subsidiaries, will have any obligation, contingent or otherwise, to make payments in respect of the Series B Preferred Stock. Because we are a holding company and conduct all of our operations through our subsidiaries, which include Virginia Power, Dominion Energy Gas, Dominion Energy Questar, SCANA and other subsidiaries, our ability to meet our obligation to make any payments with respect to the Series B Preferred Stock is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The ability of our subsidiaries to pay dividends or to advance or repay funds to us may be subject to certain contractual restrictions. In addition, our regulated subsidiaries may, from time to time, be subject to certain restrictions imposed by regulators on their ability to pay dividends or to advance or repay funds to us. For a discussion of any current or potential material restrictions on the ability of our subsidiaries to pay dividends or to advance or repay funds to us, please refer to the quarterly and annual reports that we file with the SEC. If we are unable to obtain cash from our subsidiaries, we may be unable to fund dividend or other payments in respect of the Series B Preferred Stock.

Dividends on the Series B Preferred Stock are only payable if declared by the Board and permitted by Virginia law.

Dividends on the Series B Preferred Stock will be paid only if declared by the Board. The Board is not legally obligated or required to declare dividends on the Series B Preferred Stock even if we have funds available for such purposes. In addition, even if the Board declares a dividend, we cannot make payments of cash in respect of dividends to the extent such payments are not permitted under Virginia law. If we do not declare and pay dividends on the Series B Preferred Stock, the market price of the Series B Preferred Stock is likely to be adversely affected. As a result of our ability to not pay dividends on the Series B Preferred Stock, the market price of the Series B Preferred Stock may be more volatile than the market prices of other securities that are not subject to such a feature.

Agreements to which we are or may become a party, including the purchase contract and pledge agreement relating to our 2019 Series A Equity Units, may restrict our ability to pay dividends on, redeem or make other payments with respect to the Series B Preferred Stock.

Under the terms of the purchase contract and pledge agreement relating to our 2019 Series A Equity Units, if we elect to defer the payment of contract adjustment payments under the 2019 Series A Equity Units, we will be prohibited from paying dividends on, redeeming or making other payments with respect to the Series B Preferred Stock until such time as all deferred contract adjustment payments have been made.

In addition, agreements to which we become a party, including agreements governing any future indebtedness of ours, may further limit our ability to pay cash dividends on our capital stock, including the Series B Preferred Stock. In the event that any such agreements restrict our ability to pay dividends on the Series B Preferred Stock, we may be unable to pay dividends on the Series B Preferred Stock unless we can refinance the amounts outstanding under such agreements or obtain a consent or amendment under such agreements.

Investors should not expect us to redeem the Series B Preferred Stock on the date it first becomes redeemable or on any particular date after it becomes redeemable.

The Series B Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not be redeemable at the option of holders. By its terms, the Series B Preferred Stock may be redeemed by us at our option either in whole or in part, from time to time, on the First Call Date or any subsequent Reset Date. Any decision we may make at any time to redeem the Series B Preferred Stock will depend upon, among other things, our evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, as well as general market conditions at such time. Accordingly, investors should not expect us to redeem the Series B Preferred Stock on the date it first becomes redeemable or on any particular date thereafter.

We may redeem the Series B Preferred Stock at any time (including before the First Call Date) in the event of a Ratings Event.

The Series B Preferred Stock may be redeemed by us at our option in whole, but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Ratings Event, at a redemption price in cash equal to $1,020 per share of Series B Preferred Stock, plus all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date. If we choose to redeem the Series B Preferred Stock, you may not be able to reinvest the redemption proceeds in a comparable security at an effective dividend or interest rate as high as the dividend payable on the Series B Preferred Stock.

There may be future sales of Series B Preferred Stock, which may adversely affect the market price of the Series B Preferred Stock.

We are not restricted from issuing additional Series B Preferred Stock or securities similar to the Series B Preferred Stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Series B Preferred Stock. Holders of the Series B Preferred Stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of the Series B Preferred Stock could decline as a result of sales of Series B Preferred Stock or of other securities made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, holders of the Series B Preferred Stock bear the risk of our future offerings reducing the market price of the Series B Preferred Stock and diluting their holdings in the Series B Preferred Stock.

If we do not pay full dividends on our existing or any future Parity Stock, we will not be able to pay full dividends on the Series B Preferred Stock, and if we do not pay dividends on any future Senior Stock, we will not be able to pay any dividends on the Series B Preferred Stock.

When dividends are not paid in full on any shares of outstanding Parity Stock for a dividend period, all dividends declared with respect to shares of Series B Preferred Stock and all shares of outstanding Parity Stock for such dividend period shall be declared pro rata so that the respective amounts of such dividends declared bear the same ratio to each other as all accumulated but unpaid dividends per share on the shares of Series B Preferred Stock and all shares of outstanding Parity Stock for such dividend period bear to each other. Therefore, if we do not pay full dividends on any outstanding shares of Parity Stock, we will not be able to pay full dividends on the Series B Preferred Stock. Similarly, if we issue any series of Senior Stock, we expect that if we do not pay any amount of stated dividends thereon, we will not be able to pay any dividends on the Series B Preferred Stock.

The Series B Preferred Stock may not have an active trading market.

The Series B Preferred Stock is a new issue of securities with no established trading market. The Series B Preferred Stock will not be listed on any securities exchange or included in any automated dealer quotation system. As a result, we cannot assure you that an active after-market for the Series B Preferred Stock will develop or be sustained or that holders of the Series B Preferred Stock will be able to sell their shares of Series B Preferred Stock at favorable prices or at all. The difference between bid and ask prices in any secondary market for the Series B Preferred Stock could be substantial. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Series B Preferred Stock, and holders of the Series B Preferred Stock (which does not have a maturity date) may be required to bear the financial risks of an investment in the Series B Preferred Stock for an indefinite period of time.

The voting rights of holders of the Series B Preferred Stock will be limited.

Holders of the Series B Preferred Stock have no voting rights with respect to matters that generally require the approval of voting shareholders. The limited voting rights of holders of the Series B Preferred Stock include the right to vote as a single class on certain matters that may affect the preference or special rights of the Series B Preferred Stock, as described under “Description of the Series B Preferred Stock—Voting Rights.” In addition, if dividends on the Series B Preferred Stock have not been declared and paid for the equivalent of three semi-annual full dividend periods, whether or not for consecutive dividend periods, holders of the outstanding Series B Preferred Stock together with the holders of any outstanding shares of voting preferred stock (as defined herein), voting together as a single class, with each series having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such series, ranking equal with the Series B Preferred Stock with similar voting rights, will be entitled to vote for the election of two additional directors, subject to the terms and to the limited extent described under “Description of the Series B Preferred Stock—Voting Rights.”

A downgrade, suspension or withdrawal of, or change in, the methodology used to determine any rating assigned by a rating agency to us or our securities, including the Series B Preferred Stock, could cause the liquidity or trading price of the Series B Preferred Stock to decline significantly.

Actual or anticipated changes in the credit ratings assigned to the Series B Preferred Stock or our credit ratings generally could affect the trading price of the Series B Preferred Stock. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the energy industry as a whole and may change their credit rating for us and our securities, including the Series B Preferred Stock, based on their overall view of our industry. A downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal of the ratings assigned to the Series B Preferred Stock, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of the Series B Preferred Stock to decline significantly.

The rating agencies that currently or may in the future publish a rating for us or the Series B Preferred Stock may from time to time in the future change the methodologies that they use for analyzing securities with features similar to the Series B Preferred Stock. This may include, for example, changes to the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the Series B Preferred Stock, which is sometimes called “notching.” If the rating agencies change their practices for rating these securities in the future, and the ratings of the Series B Preferred Stock are subsequently lowered or “notched” further, the trading price of the Series B Preferred Stock could be negatively affected.

The dividend rate will reset on the First Call Date and each subsequent Reset Date and any dividends declared may be less than the initial fixed annual rate of     % in effect until the First Call Date.

The annual dividend rate on the Series B Preferred Stock for each Reset Period will equal the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date plus     %. Therefore, any dividends declared after the First Call Date could be more or less than the fixed rate for the initial five-year period. We have no control over the factors that may affect U.S. Treasury Rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events that may impact U.S. Treasury Rates.

Historical five-year U.S. Treasury Rates are not an indication of future five-year U.S. Treasury Rates.

As noted above, the annual dividend rate on the Series B Preferred Stock for each Reset Period will be set by reference to the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date. In the past, U.S. Treasury Rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of U.S. Treasury Rates are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. Treasury Rates is not an indication that U.S. Treasury Rates are more or less likely to increase or decrease at any time after the First Call Date, and you should not take the historical U.S. Treasury Rates as an indication of future rates.

USE OF PROCEEDS

We intend to use the net proceeds from this offering for general corporate purposes and to repay short-term debt, which as of October 31, 2019 included $1.4 billion in outstanding commercial paper with a weighted average yield of 2.24% per year and a weighted average day to maturity of approximately 23 days.

CAPITALIZATION

The table below shows our unaudited capitalization on a consolidated basis as of September 30, 2019. The “As Adjusted” column reflects our capitalization after giving effect to this offering of Series B Preferred Stock and the intended use of the net proceeds from this offering. You should read this table along with the recast audited financial statements for the year ended December 31, 2018 contained in our Current Report on Form 8-K filed November 18, 2019, as well as the recast unaudited information for the quarter ended September 30, 2019 contained in our Current Report on Form 8-K filed November 18, 2019. See “Where You Can Find More Information” on page S-4 and “Use of Proceeds” on page S-19.

	(unaudited) September 30, 2019
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$378	$

Short-term debt(1)	$7,244	$
Long-term debt:
Senior Notes and other long-term debt	29,838
Junior Subordinated Notes	3,797

Total long-term debt(2)(3)	33,635
Total equity	29,957

Total capitalization	$70,836	$

(1)	Includes securities due within one year, which includes the effect of unamortized debt issuance costs ($(0.8) million) and unamortized premium ($1.6 million).

(2)	Includes a $6.0 million gain on fair value hedges.

(3)

Includes the effect of unamortized debt issuance costs ($(222.0) million), unamortized discount ($(68.3) million) net of unamortized premium ($35.1 million) and foreign currency reimbursement adjustments ($(7.5) million).

DESCRIPTION OF OUR CAPITAL STOCK

As of the date of this prospectus supplement, our authorized capital stock consists of 20 million shares of preferred stock and 1.75 billion shares of common stock. As of October 11, 2019, approximately 823 million shares of our common stock were issued and outstanding and approximately 1.6 million shares of our preferred stock were issued and outstanding. No holder of shares of common stock or preferred stock has any preemptive rights.

Our capital stock and certain provisions of the Virginia Stock Corporation Act and our articles of incorporation and bylaws are described in Amendment No. 4 to our Current Report on Form 8-K filed November 1, 2019, which description replaces the “Description of Capital Stock” section in the accompanying base prospectus in its entirety.

For information concerning the Series B Preferred Stock, see “Description of the Series B Preferred Stock.”

DESCRIPTION OF THE SERIES B PREFERRED STOCK

The following description is a summary of some of the terms of our Series B Preferred Stock. This description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our articles of incorporation, as amended and restated, and as further amended by the articles of amendment establishing the Series B Preferred Stock, and our by-laws, as currently in effect, and applicable laws. Copies of the articles of amendment establishing the Series B Preferred Stock and the form of stock certificate evidencing the Series B Preferred Stock are available upon request from us.

General

Under our articles of incorporation, one or more of our senior officers, acting under authority granted by the Board, will designate              shares of our authorized but unissued preferred stock as, and approve an amendment to our articles of incorporation creating, a series of our preferred stock designated as the     % Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, which we refer to as the Series B Preferred Stock.

The shares of Series B Preferred Stock offered by this prospectus supplement and the accompanying prospectus are part of a single series of authorized preferred stock consisting of                    shares. We may, at any time and from time to time, without notice to, or the consent of, holders of the Series B Preferred Stock, elect to issue additional shares of the Series B Preferred Stock, and all such additional shares would be deemed to form a single series with the Series B Preferred Stock offered hereby. Each such additional share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred Stock, except with respect to the date from which dividends will accumulate.

The Series B Preferred Stock will rank senior to the Junior Stock (as defined herein) and equally with the Parity Stock (as defined herein), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up of our affairs. In addition, we will generally be able to pay dividends and any redemption price only when permitted by Virginia law and to make distributions upon liquidation, dissolution or winding-up of our affairs only out of legally available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Series B Preferred Stock will be fully paid and nonassessable when issued, which means that holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of the Series B Preferred Stock will not have preemptive or subscription rights to acquire more of our stock.

The shares of Series B Preferred Stock are equity interests in Dominion Energy, Inc., do not constitute indebtedness, and unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series B Preferred Stock is subordinated to all of our existing and future indebtedness (including without limitation indebtedness outstanding under our credit facilities, our senior unsecured notes, our junior subordinated notes and our commercial paper) with respect to assets available to satisfy claims against us. The Series B Preferred Stock would also rank junior to any Senior Stock (as defined herein) that we may issue in the future. As of the date of this prospectus supplement, we do not currently have any Junior Stock, other than the common stock, or any Senior Stock outstanding. As of the date of this prospectus supplement, Parity Stock consisted of 1,610,000 shares of the Series A Preferred Stock with an aggregate liquidation value of approximately $1.6 billion. As of September 30, 2019, we had approximately $12.8 billion principal amount of outstanding long-term indebtedness on an unconsolidated basis (including securities due within one year), all of which is senior in right of payment to the Series B Preferred Stock. As of September 30, 2019, our subsidiaries had approximately $26.5 billion principal amount of outstanding long-term debt (including securities due within one year), approximately $3.0 billion of which is guaranteed by Dominion Energy.

The Series B Preferred Stock will not be convertible into, or exchangeable for, shares of any of our other class or series of stock or our other securities. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund, retirement fund or purchase fund or our other obligation to redeem, repurchase or retire the Series B Preferred Stock.

Dividends

Dividends on the Series B Preferred Stock, when, as and if declared by the Board, will be payable on the liquidation preference amount, on a cumulative basis, semi-annually in arrears on the 15th day of June and December of each year, commencing on June 15, 2020; provided that if any scheduled dividend payment date is not a business day (as defined herein), then the payment will be made on the next succeeding business day and no additional dividends or interest will accumulate as a result of that postponement. Dividends on the Series B Preferred Stock will accumulate daily and be cumulative from, and including, the date of original issuance of the Series B Preferred Stock. “Business day” means any day other than a Saturday or a Sunday or any other day on which banking institutions and trust companies in New York City, New York are authorized or required by law or executive order to remain closed.

Each date on which dividends are payable pursuant to the foregoing paragraph, subject to adjustment as provided above, is a “dividend payment date,” and dividends for each dividend payment date are payable with respect to the dividend period (or portion thereof) ending on the day preceding such dividend payment date, in each case to holders of record as of the close of business on the applicable record date, which will be the 15th calendar day before such dividend payment date or, if the shares of Series B Preferred Stock are held in global book-entry form, the Business Day immediately preceding the applicable dividend payment date. Dividend record dates will apply regardless of whether a particular dividend record date is a Business Day.

The initial dividend rate for the Series B Preferred Stock from and including the date of original issuance to, but excluding, December 15, 2024 (the “First Call Date”) will be     % per annum of the $1,000 liquidation preference per share. On and after the First Call Date, the dividend rate on the Series B Preferred Stock for each Reset Period (as defined herein) will be equal to the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date plus a spread of     %.

The applicable dividend rate for each Reset Period will be determined by the calculation agent (as described below), as of the applicable Reset Dividend Determination Date (as defined herein), in accordance with the following provisions:

“Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date (as defined herein) and trading in the public securities markets or (ii) if the H.15(519) is not published during the week preceding the Reset Dividend Determination Date, or does not contain such yields, then the rate will be determined by interpolation between the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15(519) under the caption “Treasury Constant Maturities” as the yield on actively traded U.S. Treasury securities adjusted to constant maturity. If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the immediately preceding Reset Dividend Determination Date, or if this sentence is applicable with respect to the first Reset Dividend Determination Date,     %.

“H.15(519)” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System.

“Most recent H.15(519)” means the H.15(519) published closest in time but prior to the close of business on the second business day prior to the applicable Reset Date.

“Reset Date” means the First Call Date and each date falling on the fifth anniversary of the preceding Reset Date.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two business days prior to the beginning of such Reset Period.

“Reset Period” means the period from and including the First Call Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

As noted above, the applicable dividend rate for each Reset Period will be determined by the calculation agent, as of the applicable Reset Dividend Determination Date. Promptly upon such determination, the calculation agent will notify us of the dividend rate for the Reset Period. The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any dividend period beginning on or after the First Call Date will be on file at our principal offices, will be made available to any holder of the Series B Preferred Stock upon request and will be final and binding in the absence of manifest error.

We will give notice of the relevant Five-year U.S. Treasury Rate as soon as practicable to the Transfer Agent and the holders of the Series B Preferred Stock.

A “dividend period” means each period commencing on (and including) a dividend payment date and continuing to, but excluding, the next succeeding dividend payment date or any earlier redemption date, except that the first dividend period for the initial issuance of Series B Preferred Stock shall commence on (and include) the original issuance date.

The amount of the dividend per share of Series B Preferred Stock will be calculated for each dividend period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

Dividends on the Series B Preferred Stock will be cumulative (i) whether or not we have earnings, (ii) whether or not the payment of such dividends is then permitted under Virginia law, (iii) whether or not such dividends are authorized or declared and (iv) whether or not any agreements we are party to prohibit the current payment of dividends, including any agreement relating to our indebtedness. Accordingly, if the Board does not declare a dividend on the Series B Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend shall accumulate and an amount equal to such accumulated dividend shall become payable out of funds legally available therefor upon the liquidation, dissolution or winding-up of our affairs (or earlier redemption of such shares of Series B Preferred Stock), to the extent not paid prior to such liquidation, dissolution or winding-up or earlier redemption, as the case may be. No interest, or sum of money in lieu of interest, will be payable on any dividend payment that may be in arrears on the Series B Preferred Stock.

We will not declare or pay, or set aside for payment, full dividends on the Series B Preferred Stock or any Parity Stock for any dividend period unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series B Preferred Stock and any Parity Stock through the most recently completed dividend period for each such security.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series B Preferred Stock or any Parity Stock on any dividend payment date (or, in the case of Parity Stock having dividend payment dates different from the dividend payment dates pertaining to the Series B Preferred Stock, on a dividend payment date falling within the related dividend period for the Series B Preferred Stock), all dividends declared on the Series B Preferred Stock and all such Parity Stock and payable on such dividend payment date (or, in the case of such Parity Stock having dividend payment dates different from the dividend payment dates pertaining to the Series B Preferred Stock, on a dividend payment date falling within the related dividend period for the Series B Preferred Stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accumulated but unpaid dividends per Series B Preferred Stock and all such Parity Stock payable on such dividend payment date (or, in the case of such Parity Stock having dividend payment dates different from the dividend payment dates pertaining to the Series B Preferred Stock, on a dividend payment date falling within the related dividend period for the Series B Preferred Stock) bear to each other. Any portion of such dividends not declared and paid (or declared and a sum sufficient for payment thereof set aside) that are payable upon the Series B Preferred Stock and such Parity Stock in respect of such dividend period on such dividend payment date shall accumulate, and an amount equal to such undeclared portion of such dividends shall become payable out of funds legally available for the payment of dividends upon liquidation, dissolution or winding-up of our affairs (or earlier redemption of such shares of Series B Preferred Stock and such Parity Stock), to the extent not paid prior to such liquidation, dissolution or winding-up or earlier redemption.

During any dividend period, so long as any Series B Preferred Stock remains outstanding, unless the full cumulative dividends have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on the Series B Preferred Stock and any Parity Stock through the most recently completed dividend period for each such security, we will not:

•	declare or pay dividends on our common stock or any other Junior Stock (as defined herein) (other than a dividend payable solely in shares of Junior Stock); and

•	redeem, repurchase or otherwise acquire for consideration, directly or indirectly, any Junior Stock, including our common stock.

The foregoing restrictions, however, will not prohibit:

•

purchases, redemptions or other acquisitions of shares of Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of current or former employees, officers, directors or consultants or in connection with Dominion Energy Direct, our direct stock purchase and dividend reinvestment plan, or any successor plan thereto;

•

purchases, redemptions or other acquisitions of shares of Junior Stock pursuant to a contractually binding requirement existing prior to the commencement of the first dividend period for which dividends are unpaid, including under a contractually binding stock repurchase plan;

•

the purchase of, or the payment of cash in lieu of, fractional interests in shares of Junior Stock issued by us (i) in connection with a bona fide acquisition of a business or (ii) pursuant to the conversion or exchange provisions of such capital stock or securities convertible into or exchangeable for such capital stock;

•

any declaration of a dividend on our capital stock in connection with the implementation of a shareholders rights plan designed to protect us against unsolicited offers to acquire our capital stock, or the issuance of our capital stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto;

•

dividends or distributions payable solely in Junior Stock, or warrants, options or rights to acquire such capital stock, other than any indebtedness or Parity Stock or Senior Stock, in each case, convertible into Junior Stock; or

•	the conversion into or exchange for other shares of any class or series of Junior Stock.

The Series B Preferred Stock will rank junior as to payment of dividends to any class or series of our Senior Stock that we may issue in the future. If at any time we have failed to pay, on the applicable payment date, accumulated dividends on any class or series of Senior Stock, we may not pay any dividends on the outstanding Series B Preferred Stock or redeem or otherwise repurchase any shares of Series B Preferred Stock until we have paid or set aside for payment the full amount of the unpaid dividends on the Senior Stock that must, under the terms of such securities, be paid before we may pay dividends on, or redeem or repurchase, the Series B Preferred Stock.

No dividends on the Series B Preferred Stock shall be declared and paid (or declared and a sum sufficient for the payment thereof set aside) if (i) the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits such declaration and payment (or declaration and setting aside of a sum sufficient for the payment thereof) or such action would constitute a breach under any such agreement or (ii) the declaration and payment (or declaration and setting aside of a sum sufficient for the payment thereof) shall be restricted or prohibited by law. See “Risk Factors—Agreements to which we are or may become a party, including the purchase contract and pledge agreement relating to our 2019 Series A Equity Units, may restrict our ability to pay dividends on the Series B Preferred Stock.”

Subject to the foregoing, dividends (payable in cash, stock or otherwise) may be declared by the Board and paid on our common stock and any other Junior Stock from time to time, and the Series B Preferred Stock shall not be entitled to participate in any such dividend.

Ranking

The Series B Preferred Stock will rank, with respect to anticipated dividends (whether cumulative or non-cumulative) and distributions upon the liquidation, dissolution or winding-up of our affairs:

•

senior to our common stock and to each other class or series of our capital stock which does not expressly provide that such stock ranks senior to or on parity with the Series B Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of our affairs (the “Junior Stock”);

•

on parity with the Series A Preferred Stock and any class or series of our capital stock issued after the original issuance date of the Series B Preferred Stock which expressly provides that such stock ranks on parity with the Series B Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of our affairs (collectively, the “Parity Stock”);

•

junior to any class or series of our capital stock issued after the original issuance date of the Series B Preferred Stock which expressly provides that such stock ranks senior to the Series B Preferred Stock as to the payment of dividends or amounts payable on a liquidation, dissolution or winding-up of our affairs (the “Senior Stock”); and

•

junior to all of our existing and future indebtedness (including indebtedness outstanding under our credit facilities, our unsecured senior notes, our Junior Subordinated Notes and our commercial paper) and other liabilities with respect to assets available to satisfy claims against us.

In addition, the Series B Preferred Stock will be structurally subordinated to all debt, preferred equity and other liabilities of our subsidiaries, which means that creditors and any preferred equity holders of our subsidiaries will be paid from the assets of such subsidiaries before holders of the Series B Preferred Stock would have any claims to those assets.

We may issue Parity Stock and Junior Stock at any time and from time to time in one or more series without the consent of the holders of the Series B Preferred Stock. Our ability to issue any Senior Stock is limited as described under “—Voting Rights.”

Parity Stock with respect to the Series B Preferred Stock may include series of our preferred stock that have different dividend rates, redemption or conversion features, mechanics, dividend periods (e.g., quarterly rather than semi-annual), payment of dividends (whether cumulative or non-cumulative), payment dates or record dates than the Series B Preferred Stock.

As of the date of this prospectus supplement, we do not have any Junior Stock, other than the common stock, or any Senior Stock outstanding. As of the date of this prospectus supplement, Parity Stock consisted of 1,610,000 shares of Series A Preferred Stock with an aggregate liquidation value of approximately $1.6 billion. As of September 30, 2019, we had approximately $12.8 billion principal amount of outstanding long-term indebtedness on an unconsolidated basis (including securities due within one year), all of which is senior in right of payment to the Series B Preferred Stock. As of September 30, 2019, our subsidiaries had approximately $26.5 billion principal amount of outstanding long-term debt (including securities due within one year), approximately $3.0 billion of which is guaranteed by Dominion Energy.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of the Series B Preferred Stock are entitled to receive out of our assets legally available for distribution to shareholders, after satisfaction of all liabilities and obligations to our creditors, if any, and subject to the rights of holders of Senior Stock, if any, in respect of distributions upon liquidation, dissolution or winding-up of our affairs, and before any distribution of assets is made to or set aside for holders of common stock and any other Junior Stock, in full a liquidating distribution in the amount of $1,000 per share of Series B Preferred Stock, plus all accumulated and unpaid dividends (whether or not declared), if any. Holders of the Series B Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidation preference (as defined below).

In any such distribution, if our assets are not sufficient to pay the liquidation preferences in full to all holders of the Series B Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series B Preferred Stock and to the holders of such Parity Stock will be paid pro rata in proportion to the full liquidating distributions to which they would otherwise respectively be entitled. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including any unpaid, accumulated, cumulative dividends, whether or not declared (and, in the case of any Parity Stock on which dividends accumulate on a non-cumulative basis, an amount equal to any declared but unpaid dividends, as applicable). If the liquidation preference has been paid in full to all holders of the Series B Preferred Stock and holders of Parity Stock, the holders of our other stock shall be entitled to receive all our remaining assets according to their respective rights and preferences.

Our consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of our affairs.

The articles of amendment for the Series B Preferred Stock do not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series B Preferred Stock.

Optional Redemption

The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. We may redeem the Series B Preferred Stock at our option:

•	in whole or in part, from time to time, on the First Call Date or on any subsequent Reset Date at a redemption price in cash equal to $1,000 per share; or

•

in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Ratings Event (as defined herein), at a redemption price in cash equal to $1,020 per share (102% of the liquidation preference of $1,000 per share), plus, in each case, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date.

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Exchange Act or in any successor provision thereto, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series B Preferred Stock, which amendment, clarification or change results in:

•

the shortening of the length of time the Series B Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series B Preferred Stock; or

•

the lowering of the equity credit (including up to a lesser amount) assigned to the Series B Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Series B Preferred Stock.

Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period will not constitute a part of, or be paid to, the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on the dividend record date relating to such dividend payment date.

Holders of the shares of Series B Preferred Stock will not have the right to require the redemption or repurchase of the Series B Preferred Stock.

Redemption Procedures

If the Series B Preferred Stock is to be redeemed, the notice of redemption shall be given by first class mail, postage prepaid, to the holders of record of the Series B Preferred Stock to be redeemed, mailed not less than 30 days, nor more than 60 days, prior to the date fixed for redemption thereof (provided that, if the Series B Preferred Stock is held in book-entry form through DTC we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

•

the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares of Series B Preferred Stock held by such holder are to be redeemed, the number of such shares of Series B Preferred Stock to be redeemed from such holder;

•	the redemption price;

•	the place or places where holders may surrender certificates evidencing the Series B Preferred Stock for payment of the redemption price; and

•	that dividends on the shares of Series B Preferred Stock to be redeemed will cease to accumulate from and after such redemption date.

If notice of redemption of any Series B Preferred Stock has been given, and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any Series B Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such Series B Preferred Stock, and such Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Series B Preferred Stock will terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of one year from the redemption date shall, to the extent permitted by law, be released by us, after which time the holders of such Series B Preferred Stock so called for redemption shall look only to us for payment of the redemption price of such Series B Preferred Stock.

In case of any redemption of only part of the Series B Preferred Stock at the time outstanding, the Series B Preferred Stock to be redeemed shall be selected either pro rata or by lot (or, in the event the Series B Preferred Stock is in the form of Global Securities (as defined herein), in accordance with the applicable procedures of DTC).

Voting Rights

Except as provided below or as otherwise required by applicable law, the holders of the Series B Preferred Stock will have no voting rights.

Right to Elect Two Directors Upon Nonpayment

Whenever dividends on any Series B Preferred Stock shall have not been paid in full for the equivalent of three semi-annual full dividend periods, whether or not for consecutive dividend periods (each, a “Nonpayment”), the number of directors then constituting the Board shall be increased by two and the holders of such Series B Preferred Stock, together with the holders of any outstanding shares of voting preferred stock (as defined herein), voting together as a single class, with each series having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such series, will be entitled to vote for the election of the two additional members of the Board (the “Preferred Stock Directors”), provided that the election of any such directors shall not cause us to violate the corporate governance requirement of the NYSE (or any other securities exchange or other trading facility on which our securities may then be listed or traded) that listed companies must have a majority of independent directors. In that event, the number of directors on the Board shall be increased by two and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 10% of the Series B Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), and at each subsequent annual meeting. These voting rights will continue until full cumulative dividends payable on the Series B Preferred Stock through the most recently completed dividend period shall have been fully paid or declared and a sum sufficient for payment thereof set aside for payment.

As used in this prospectus supplement, “voting preferred stock” means any other class or series of our preferred stock (including the Series A Preferred Stock) ranking equally with the Series B Preferred Stock either as to the payment of dividends (whether cumulative or non-cumulative) or the distribution of assets upon our liquidation, dissolution or winding-up and upon which like voting rights have been conferred and are exercisable. Whether a plurality, majority or other portion of the Series B Preferred Stock and any other voting preferred stock has been voted in favor of any matter shall be determined by reference to the liquidation preference of the Series B Preferred Stock voted.

If and when all accumulated and unpaid dividends on the Series B Preferred Stock and all other voting preferred stock through the most recently completed dividend period shall have been paid in full or declared and a sum sufficient for payment thereof set aside for payment, the holders of the Series B Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and, if such voting rights for all other holders of voting preferred stock have terminated, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the board of directors shall be reduced by two. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding Series B Preferred Stock and any other shares of voting preferred stock then outstanding (voting together as a single class) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or, if none remains in office, by a vote of the holders of record of a majority of the outstanding Series B Preferred Stock and any other shares of voting preferred stock then outstanding (voting together as a single class) when they have the voting rights described above. Each Preferred Stock Director shall be entitled to one vote on any matter.

Other Voting Rights

So long as any Series B Preferred Stock remains outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Stock and all other series of voting preferred stock (subject to the immediately succeeding paragraph below) entitled to vote thereon (voting together as a single class), given in person or by proxy, either in writing or at a meeting:

•

authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of Senior Stock, or reclassify any of our authorized capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

•

amend, alter or repeal the provisions of our articles of incorporation so as to materially and adversely affect the rights, preferences, privileges and voting powers of the Series B Preferred Stock, taken as a whole; or

•

consummate a binding share exchange or reclassification involving the Series B Preferred Stock or our merger or consolidation with another entity, unless in each case (i) the Series B Preferred Stock remains outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such Series B Preferred Stock remaining outstanding or such preference securities, as the case may be, has such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series B Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that any increase in the amount of the authorized or issued Series B Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock ranking equally with and/or junior to the Series B Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon our liquidation, dissolution or winding-up of our affairs will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock and shall not require the affirmative vote or consent of the holders of the Series B Preferred Stock.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would materially and adversely affect the Series B Preferred Stock and one or more, but not all, series of voting preferred stock (including the Series B Preferred Stock for this purpose), then only the series materially and adversely affected by such event and entitled to vote shall vote on the matter together as a single class (in lieu of all other series of voting preferred stock).

To the fullest extent permitted by the law, without the consent of the holders of the Series B Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series B Preferred Stock, taken as a whole, we may amend, alter, supplement or repeal any terms of the Series B Preferred Stock for the following purposes:

•

to cure any ambiguity or mistake, or to correct or supplement any provision contained in the Series B Preferred Stock articles of amendment that may be defective or inconsistent with any other provision contained in such Series B Preferred Stock articles of amendment;

•

to make any provision with respect to matters or questions relating to the Series B Preferred Stock that is not inconsistent with the provisions of the articles of amendment for the Series B Preferred Stock and that does not adversely affect the rights of any holder of the Series B Preferred Stock;

•	to waive any of our rights with respect to the Series B Preferred Stock; or

•	to make any other change that does not adversely affect the rights of any holder of the Series B Preferred Stock (other than any holder that consents to such change).

In addition, without the consent of the holders of the Series B Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series B Preferred Stock to conform the terms of the Series B Preferred Stock to the description thereof in the accompanying prospectus as supplemented and/or amended by this “Description of the Series B Preferred Stock” section of the preliminary prospectus supplement for the Series B Preferred Stock, as further supplemented and/or amended by the related pricing term sheet.

Holders of shares of Series B Preferred Stock will not be entitled to vote with respect to any increase in the total number of authorized shares of our common stock or preferred stock, any increase in the number of authorized shares of the Series B Preferred Stock or the creation or issuance of any other class or series of capital stock, or any increase in the number of authorized shares of any other class or series of capital stock, in each case, ranking on parity with or junior to the Series B Preferred Stock with respect to the payment of dividends and/or the distribution of assets upon liquidation, dissolution or winding up, except as set forth above.

Holders of shares of Series B Preferred Stock will not have any voting rights with respect to, and the consent of the holders of shares of Series B Preferred Stock is not required for, the taking of any corporate action, including any merger or consolidation involving us or a sale of all or substantially all of our assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Series B Preferred Stock, except as set forth above.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice, and sufficient funds shall have been set aside by us for the benefit of the holders of Series B Preferred Stock to effect such redemption.

Transfer Agent and Registrar

Broadridge Corporation Issuer Solutions, Inc. will be the transfer agent, registrar and dividend disbursing agent for the Series B Preferred Stock.

Calculation Agent

Unless we have validly called all shares of the Series B Preferred Stock for redemption on the First Call Date, we will appoint a banking institution or trust company as calculation agent for the Series B Preferred Stock prior to the Reset Dividend Determination Date preceding the First Call Date. If we are unable to appoint a calculation agent using commercially reasonable efforts, we may appoint ourselves or an affiliate of ours as calculation agent.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Series B Preferred Stock, and does not purport to be a complete analysis of all potential U.S. federal income tax considerations. This discussion deals only with shares of the Series B Preferred Stock held as capital assets, within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), by holders who purchase such shares in this offering.

This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of the Series B Preferred Stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including tax-exempt organizations, insurance companies, banks or other financial institutions, dealers in securities or currencies, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, persons that are “controlled foreign corporations” or “passive foreign investment companies,” persons subject to special tax accounting rules as a result of any item of gross income with respect to the Series B Preferred Stock being taken into account in an applicable financial statement, certain former citizens or former long-term residents of the United States, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the Series B Preferred Stock as a position in a hedging transaction, “straddle,” constructive sale, “conversion transaction” or other risk-reduction transaction, and U.S. holders (as defined below) whose functional currency is not the U.S. dollar or who are otherwise subject to special treatment under the provisions of the Code.

Furthermore, this summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any other U.S. federal tax considerations (such as estate and gift taxes) or any state, local or non-U.S. tax considerations, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of the Series B Preferred Stock that for U.S. federal income tax purposes is

•	an individual who is a citizen or resident of the United States,

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (a) a court within the United States is able to exercise primary control over its administration and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of such trust or (b) the trust has validly elected to be treated as a United States person.

A “non-U.S. holder” means a beneficial owner of the Series B Preferred Stock that is neither a U.S. Holder nor a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) holds the Series B Preferred Stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding the Series B Preferred Stock are urged to consult their tax advisors regarding the tax considerations of acquiring, holding and disposing of the Series B Preferred Stock.

We have not sought and will not seek any rulings from the Internal Revenue Series (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership and disposition of the Series B Preferred Stock or that any such position will not be sustained.

This discussion of material U.S. federal income tax considerations is not intended, and should not be construed, to be tax or legal advice to any particular investor in or holder of the Series B Preferred Stock. Prospective investors are advised to consult their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any tax considerations arising under the laws of any state, local or foreign taxing jurisdiction or any applicable tax treaties, and the possible effect of changes in applicable tax law.

U.S. Holders

Distributions

Distributions made to you with respect to the Series B Preferred Stock will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the Series B Preferred Stock exceeds our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the Series B Preferred Stock, and thereafter as capital gain which will be long-term capital gain if your holding period for the stock exceeds one year at the time of the distribution. Distributions constituting dividend income received by a U.S. holder that is an individual in respect of the Series B Preferred Stock generally will be subject to taxation at preferential rates as qualified dividend income, provided applicable holding period requirements are met and certain other conditions are satisfied. Distributions on the Series B Preferred Stock constituting dividend income paid to U.S. holders that are U.S. corporations generally will qualify for the dividends-received deduction, subject to various limitations.

Dividends that exceed certain thresholds in relation to a corporate U.S. holder’s tax basis in the Series B Preferred Stock could be characterized as “extraordinary dividends” under the Code. If a corporate U.S. Holder that has held the Series B Preferred Stock for two years or less before the dividend announcement date receives an extraordinary dividend, the holder generally will be required to reduce its tax basis (but not below zero) in the Series B Preferred Stock with respect to which the dividend was made by the non-taxed portion of the dividend. If the amount of the reduction exceeds the U.S. Holder’s tax basis in the Series B Preferred Stock, the excess is treated as taxable gain.

Sale or Redemption

You generally will recognize capital gain or loss on a sale, exchange, redemption (other than a redemption that is treated as a distribution, as discussed below) or other disposition of the Series B Preferred Stock equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the stock so disposed. The capital gain or loss will be long-term capital gain or loss if your holding period for the stock exceeds one year at the time of disposition. Long-term capital gains of non-corporate taxpayers generally are taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses is subject to limitations.

A redemption of the Series B Preferred Stock will be treated as a sale or exchange described in the preceding paragraph if the redemption, based on the facts and circumstances, is treated for U.S. federal income tax purposes as (i) a “complete termination” of your stock interest in us, (ii) a “substantially disproportionate” redemption of stock with respect to you, or (iii) is “not essentially equivalent to a dividend” with respect to you, each within the meaning of Section 302 of the Code. In determining whether any of these tests has been met, you must take into account not only the Series B Preferred Stock and other equity interests in us that you actually own but also other equity interests in us that you constructively own under U.S. federal income tax rules.

If you meet none of the alternative tests described above, the redemption will be treated as a distribution subject to the rules described under “U.S. Holders—Distributions.” If a redemption of the Series B Preferred Stock is treated as a distribution that is taxable as a dividend, you are urged to consult your tax advisor regarding the allocation of your tax basis in the redeemed and remaining shares of Series B Preferred Stock.

Because the determination as to whether any of the alternative tests described above is satisfied with respect to any particular holder of the Series B Preferred Stock will depend upon the facts and circumstances as of the time the determination is made, you are urged to consult your tax advisor regarding the tax treatment of a redemption.

Non-U.S. Holders

Distributions

Generally, distributions treated as dividends, as described above under “U.S. Holders—Distributions,” paid to a non-U.S. holder with respect to the Series B Preferred Stock that are not effectively connected with the conduct of a trade or business within the United States will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty provided the non-U.S. holder furnishes to the withholding agent a properly executed IRS Form W-8BEN or Form W-8BEN-E (or suitable substitute form) certifying that such holder is eligible for treaty benefits. Additional withholding may be required in respect of dividends paid to you, as described below under “FATCA.” If you are subject to withholding at a rate in excess of a reduced rate for which you are eligible under a tax treaty or otherwise, you may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate by filing a refund claim with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the Series B Preferred Stock.

Subject to the discussions below under “Information Reporting and Backup Withholding” and “FATCA,” dividends paid to you that are effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, are attributable to a permanent establishment you maintain in the United States, are taxed on a net-income basis at the regular graduated rates and in the manner applicable to U.S. persons. You generally will be required to provide to the applicable withholding agent a properly executed IRS Form W-8ECI (or a suitable substitute form) in order to claim an exemption from, or reduction in, U.S. federal withholding tax. In addition, a “branch profits tax” may be imposed at a 30% rate (or a reduced rate under an applicable income tax treaty) on a foreign corporation’s effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Sale or Redemption

Subject to the discussion below under “Information Reporting and Backup Withholding,” you generally will not be subject to U.S. federal income or withholding tax with respect to gain, if any, recognized on a sale, exchange or other taxable disposition of the Series B Preferred Stock, other than a redemption that is treated as a distribution as discussed below, unless

•

the gain is effectively connected with your conduct of a trade or business within the United States, and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the United States,

•	you are a nonresident alien individual that is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied, or

•

the Series B Preferred Stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the disposition of the Series B Preferred Stock or the period that the non-U.S. holder held the Series B Preferred Stock.

A non-U.S. holder described in the first bullet point above generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. A non-U.S. holder that is a foreign corporation will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or a lower rate if so specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, subject to certain limitations. In the case described in the third bullet point above, we have not determined whether we are a USRPHC. If we are a USRPHC, a non-U.S. holder generally will be subject to U.S. federal income tax at the regular graduated rates applicable to U.S. persons upon its disposition at a gain.

A payment made to you in redemption of the Series B Preferred Stock may be treated as a dividend, rather than as a payment in exchange for the stock, in the circumstances discussed above under “U.S. Holders—Sale or Redemption,” in which event the payment would be subject to tax as discussed above under “Non-U.S. Holders—Distributions.”

Non-U.S. holders should consult their own advisors about the U.S. federal income tax consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In addition, certain U.S. holders may be subject to backup withholding with respect to such amounts if they do not provide their correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. Non-U.S. holders may be subject to backup withholding unless the non-U.S. holder certifies on IRS Form W-8BEN or IRS Form W-8BEN-E (or a suitable substitute form) that it is not a U.S. person (and the withholding agent does not have actual knowledge or reason to know that such holder is a U.S. person) or such holder otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. holder or non-U.S. holder is allowable as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

The Foreign Account Tax Compliance Act and related IRS guidance concerning foreign account tax compliance rules (“FATCA”) impose a 30% U.S. withholding tax on dividends in respect of Series B Preferred Stock made to a non-United States entity that fails to take required steps to provide information regarding its

“United States accounts” or its direct or indirect “substantial United States owners,” as applicable, or to make a required certification that it has no such accounts or owners. Although withholding under FATCA would have applied to payments of gross proceeds from the taxable disposition of the Series B Preferred Stock on or after January 1, 2019, recently proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued. We will not pay any additional amounts to holders of the Series B Preferred Stock in respect of any amounts withheld. Prospective investors are urged to consult their tax advisors regarding the possible implications of these rules for their investment in the Series B Preferred Stock.

Prospective investors should consult their own tax advisors about how information reporting and the possible imposition of withholding tax under FATCA may apply to their investment in the Series B Preferred Stock.

CERTAIN BENEFIT PLAN INVESTOR CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition, holding and disposition of the Series B Preferred Stock by “employee benefit plans” as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) subject to Title I of ERISA (an “ERISA Plan”), “plans,” as defined in Section 4975(e)(1) of the Code, including individual retirement accounts, and entities whose underlying assets are considered to include “plan assets” of such employee benefit plans or plans (each of the foregoing, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on any person who is a fiduciary of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan, or who renders investment advice to a Plan for a fee or other compensation, is generally considered to be a fiduciary of the Plan. A fiduciary may be personally liable for losses incurred by a Plan resulting from a breach of fiduciary duties and may be subject to other adverse consequences.

In considering an investment in the Series B Preferred Stock by an ERISA Plan, a fiduciary must, among other things and as applicable, (1) discharge its duties solely in the interest of the participants and beneficiaries of such an ERISA Plan and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the ERISA Plan; (2) act prudently with respect to the ERISA Plan; (3) diversify the investments of such ERISA Plan so as to minimize the risk of large losses; and (4) discharge its duties in accordance with the documents and instruments governing such ERISA Plan. In addition, fiduciaries are generally required to hold all assets of an ERISA Plan in trust and to maintain the indicia of ownership of such assets within the jurisdiction of the district courts of the United States. A fiduciary of an ERISA Plan should determine whether the investment in the Series B Preferred Stock satisfies these requirements.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and such a transaction could result in a loss of tax-exempt status and the transaction might have to be rescinded.

The acquisition, holding and disposition of Series B Preferred Stock by a Plan with respect to which we or any of our affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless an applicable statutory or administrative exemption is available. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition, holding and disposition of Series B Preferred Stock. These class exemptions include, without limitation, PTCE 84-14 with respect to transactions determined by qualified professional asset managers, PTCE 90-1 with respect to insurance company pooled separate accounts, PTCE 91-38 with respect to bank collective investment funds, PTCE 95-60 with respect to life insurance company general accounts and PTCE 96-23 with respect to transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more, nor receives no less, than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring, holding or disposing of the Series B Preferred Stock in reliance of these or any other exemption should carefully review the exemption to ensure that exemptive relief is available under it. Even if the conditions specified in one or more exemptions are met, the scope of the relief provided may or may not cover all acts that could be construed as prohibited transactions. For example, certain of the exemptions may not afford relief from the prohibition on self dealing contained in Section 406(b) of ERISA and Section 4975(c)(1)(E) and (F) of the Code. As a result, there can be no assurance that any exemptions will be available with respect to any particular transaction involving the Series B Preferred Stock.

Series B Preferred Stock should not be purchased or held by any person investing assets of a Plan unless such purchase, holding and disposition either will not constitute a prohibited transaction under ERISA and the Code or will be covered by an applicable exemption. Any fiduciary or person that proposes to cause a Plan (or to act on behalf of a Plan) to purchase the Series B Preferred Stock should consult with its own counsel with respect to the potential applicability of ERISA, the Code or Similar Laws, the potential consequences in its specific circumstances and whether any exemption or exemptions would be applicable and determine on its own whether all conditions of such exemption or exemptions have been satisfied. Each fiduciary or other person investing assets of a Plan should consider the fact that none of the Company, the underwriters, nor any of their respective affiliates will act as a fiduciary to any Plan with respect to the decision to acquire any Series B Preferred Stock and is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to such decision.

Non-ERISA Plans

As a general rule, a “governmental plan” (as defined in Section 3(32) of ERISA), a “church plan” (as defined in Section 3(33) of ERISA) that has not made an election under Section 410(d) of the Code and a “non-U.S. plan” (defined as any plan maintained outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens) (each, a “Non-ERISA Plan”) are not subject to Title I of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations under ERISA and Section 4975 of the Code described above. However, such plans may be subject to other federal, state, local, non-U.S. or other laws or regulations that are similar to Title I of ERISA or Section 4975 of the Code (“Similar Laws”). Any fiduciary or person that proposes to cause a Non-ERISA Plan (or to act on behalf of a Non-ERISA Plan) to purchase the Series B Preferred Stock should determine whether investing in the Series B Preferred Stock satisfies the requirements, if any, under Similar Laws.

Representation

Each purchaser and subsequent transferee (and any fiduciary directing such acquisition) of any Series B Preferred Stock will be deemed to have represented and warranted on each day, including the date of its acquisition of the Series B Preferred Stock through and including the date of disposition of such Series B Preferred Stock, that either (i) the purchaser or transferee is not, and is not acting on behalf of or using assets of, a Plan or (ii)(A) the acquisition, holding and disposition of the Series B Preferred Stock by such purchaser or transferee satisfies the fiduciary standards and other requirements under ERISA, the Code and Similar Laws, (B) will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or, in the case of a governmental, church or non-U.S. plan, will not constitute or result in a violation of Similar Law and (C) neither the Company nor any of its subsidiaries are or will be deemed to be a fiduciary with respect to the decision to acquire the Series B Preferred Stock and is not undertaking to provide investment advice or give advice in a fiduciary capacity, with respect to such decision.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring, holding or disposing of any Series B Preferred Stock on behalf of, or with the assets of, any plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Law to such investment and whether an exemption would be available. Purchasers of Series B Preferred Stock have exclusive responsibility for ensuring that their purchase, holding and disposition of Series B Preferred Stock do not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any Series B Preferred Stock to a Plan is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by any such plan generally or any particular plan, or that such investment is appropriate for such plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this prospectus supplement or the accompanying prospectus is or is intended to be investment advice directed at any potential plan purchasers or at plan purchasers generally and such purchasers of Series B Preferred Stock should consult and rely on their own counsel and advisers as to whether an investment in the Series B Preferred Stock is suitable. The discussion of ERISA, the Code, and Similar Laws contained in this prospectus supplement is, of necessity, general and does not purport to be complete. Moreover, the provisions of ERISA, the Code, and Similar Laws are subject to extensive and continuing administrative and judicial interpretation and review. Therefore, the matters discussed above may be affected by future regulations, rulings, and court decisions, some of which may have retroactive application and effect.

BOOK-ENTRY SYSTEM

The Series B Preferred Stock will be represented by one or more fully registered global securities, each of which is referred to in this prospectus supplement as a “Global Security.” Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Series B Preferred Stock in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Except under limited circumstances, shares of Series B Preferred Stock represented by a Global Security will not be exchangeable for, and will not otherwise be issuable as, a certificated security. Investors may elect to hold interests in a Global Security through either DTC in the United States or Clearstream Banking, S.A. (“Clearstream”) or Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”) in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

Beneficial interests in the Series B Preferred Stock will be represented through book-entry accounts of financial institutions acting on behalf of Beneficial Owners (as defined below) as Direct and Indirect Participants (as defined below) in DTC. So long as DTC, or its nominee, is a registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Series B Preferred Stock represented by such Global Security for all purposes under the instruments governing the rights and obligations of holders of the Series B Preferred Stock. Except as provided below, the actual owners of the Series B Preferred Stock represented by a Global Security (the “Beneficial Owners”) will not be entitled to have the Series B Preferred Stock represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Series B Preferred Stock in definitive form and will not be considered the owners or holders thereof under the instruments governing the rights and obligations of holders of the Series B Preferred Stock.

Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a participant of DTC (a “Participant”), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of the Series B Preferred Stock. Under existing industry practices, if any action is requested of, or entitled to be given or taken under the instruments governing the rights and obligations of holders of the Series B Preferred Stock by, holders of the Series B Preferred Stock, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners.

The Depository Trust Company

DTC will act as securities depositary for the Series B Preferred Stock. One or more Global Securities will initially represent the Series B Preferred Stock and will be deposited with DTC. The following is based on information made available by DTC:

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that direct participants of DTC (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com. The contents of such website do not constitute part of this prospectus supplement.

Purchases of the Series B Preferred Stock under DTC’s system must be made by or through Direct Participants, which will receive a credit for the Series B Preferred Stock on DTC’s records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Series B Preferred Stock are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificated securities representing their ownership interests in the Series B Preferred Stock, except in the limited circumstances that may be provided in the instruments governing the rights and obligations of holders of the Series B Preferred Stock.

To facilitate subsequent transfers, all Series B Preferred Stock deposited with DTC is registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the Series B Preferred Stock with DTC and its registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series B Preferred Stock. DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the Series B Preferred Stock. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Payments on the Series B Preferred Stock will be made in immediately available funds to DTC. DTC’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such date.

Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Transfer Agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Any payment due to DTC on behalf of Beneficial Owners is our responsibility or the responsibility of the applicable agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

If (i) DTC notifies us that it is unwilling or unable to continue to act as securities depositary for the Series B Preferred Stock and no successor securities depositary has been appointed pursuant to the instruments governing the rights and obligations of holders of the Series B Preferred Stock within 90 days after such notice; (ii) DTC ceases to be a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act when the securities depositary is required to be so registered and so notifies us, and no successor securities depositary has been appointed pursuant to the instruments governing the rights and obligations of holders of the Series B Preferred Stock within 90 days after such notice; (iii) the Company in its sole discretion determines that the Series B Preferred Stock shall no longer be represented by Global Securities; or (iv) a beneficial owner seeking to exercise or enforce its rights with respect to the Series B Preferred Stock so requests; then (x) certificated securities may be prepared by us and delivered to the Transfer Agent and (y) upon surrender of the Global Securities representing the Series B Preferred Stock by DTC (or any successor securities depositary), accompanied by registration instructions, we will cause certificated securities representing the Series B Preferred Stock to be delivered to Beneficial Owners in accordance with the instructions of DTC (or such successor securities depositary).

Global Clearance and Settlement Procedures

The following is based on information made available by Clearstream and Euroclear or obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. We have no responsibility for the performance by Clearstream and Euroclear or either of their Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participants (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry transfers between their accounts. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries through established depository and custodial relationships. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Clearstream Participants in the U.S. are limited to securities brokers, dealers and banks, and may include the underwriters. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream Participants. Distributions with respect to interests in Global Securities held through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants (“Euroclear Participants”) through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. under contract with Euroclear plc, a U.K. corporation. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Secondary market trading between the DTC Participants will occur in the ordinary way in accordance with the DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by DTC in its capacity as U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to DTC to take action to effect final settlement on its behalf by delivering interests in the Series B Preferred Stock to or receiving interests in the Series B Preferred Stock from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in the Series B Preferred Stock received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Such credits or any transactions involving interests in such Series B Preferred Stock settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in the Series B Preferred Stock by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Series B Preferred Stock among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

The information in this section concerning DTC and its book-entry system, Euroclear and Clearstream has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

UNDERWRITING (CONFLICTS OF INTEREST)

We have entered into an underwriting agreement with respect to the Series B Preferred Stock with the underwriters listed below, for whom BofA Securities, Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and SunTrust Robinson Humphrey, Inc. are acting as representatives (the “Representatives”). Subject to certain conditions, each of the underwriters has severally agreed to purchase the number of shares of Series B Preferred Stock indicated in the following table:

Name	Number of Shares
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
SunTrust Robinson Humphrey, Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Series B Preferred Stock are subject to certain conditions, including the receipt of legal opinions relating to certain matters. The underwriters must purchase all of the shares of Series B Preferred Stock, if they purchase any of the shares of Series B Preferred Stock. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The underwriters are offering the Series B Preferred Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Series B Preferred Stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed for a period beginning on the date of this prospectus supplement and continuing to and including a period of 30 days, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, dispose of, directly or indirectly, any shares of our securities that are substantially similar to the Series B Preferred Stock or any securities convertible into or exercisable or exchangeable for Series B Preferred Stock, without the prior written consent of the Representatives.

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $1,000,000 and are payable by us.

Commissions and Discounts

The Series B Preferred Stock sold by the underwriters to the public will initially be offered at the price to the public set forth on the cover of this prospectus supplement and may be offered to certain dealers at this price

less a concession not in excess of $         per share of Series B Preferred Stock. The underwriters may allow, and those dealers may reallow, a discount not in excess of $         per share of Series B Preferred Stock. If all of the shares of the Series B Preferred Stock are not sold at the price to the public, the underwriters may change the price to the public and the other selling terms.

T+9 Settlement

We expect that delivery of the Series B Preferred Stock will be made against payment for the Series B Preferred Stock on the settlement date, which will be the ninth business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+9”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series B Preferred Stock on the date of this prospectus supplement or the next succeeding six business days will be required, by virtue of the fact that the Series B Preferred Stock initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

New Issue of Securities and No Listing

The Series B Preferred Stock is a new issue of securities with no established trading market. The Series B Preferred Stock will not be listed on any securities exchange or included in any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the Series B Preferred Stock but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of any trading market for the Series B Preferred Stock.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Series B Preferred Stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of the Series B Preferred Stock than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Series B Preferred Stock while this offering is in process.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Series B Preferred Stock. As a result, the price of the Series B Preferred Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount recovered by it because the Representatives have repurchased Series B Preferred Stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include, among other activities, securities trading and underwriting, commercial and investment banking, financial advisory, corporate trust, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their respective businesses, some of the underwriters and/or their affiliates have in the past and may in the future provide us and our affiliates with commercial banking, investment banking, financial advisory and other services for which they have received and in the future will receive customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

Certain of the underwriters or their affiliates have a lending relationship with us and our affiliates. Certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of Series B Preferred Stock offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used for the repayment of short-term debt, including commercial paper. If more than 5% of the net proceeds of this offering, not including underwriting compensation, will be received by affiliates of certain underwriters in this offering, this offering will be conducted by such underwriters in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Series B Preferred Stock is not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Series B Preferred Stock or otherwise making it available to retail investors in the EEA has been prepared and therefore offering or selling the Series B Preferred Stock or otherwise making it available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of Series B Preferred Stock in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Series B Preferred Stock. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of the Series B Preferred Stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to Dominion Energy.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Series B Preferred Stock in, from or otherwise involving the United Kingdom.

The communication of this prospectus supplement, the accompanying prospectus, any related free writing prospectus, and any other document or materials relating to the issue of the Series B Preferred Stock offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Series B Preferred Stock offered hereby is only available to, and any investment or investment activity to which this prospectus supplement, the accompanying prospectus and any related free writing prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus or any related free writing prospectus or any of their content.

Notice to Prospective Investors in Canada

The Series B Preferred Stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Series B Preferred Stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with the offering.

Notice to Prospective Investors in Hong Kong

The shares of Series B Preferred Stock has not been offered and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Series B Preferred Stock may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Series B Preferred Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Series B Preferred Stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “Financial Instruments and Exchange Law”), and the Series B Preferred Stock has not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time.

Notice to Prospective Investors in Korea

The Series B Preferred Stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Series B Preferred Stock has not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the Series B Preferred Stock may not be resold to Korean residents unless the purchaser of the Series B Preferred Stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the Series B Preferred Stock.

Notice to Prospective Investors in Taiwan

The Series B Preferred Stock has not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Series B Preferred Stock in Taiwan.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus supplement and the accompanying prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the Series B Preferred Stock has not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the Series B Preferred Stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The Series B Preferred Stock may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement and the accompanying prospectus and any other materials relating to the Series B Preferred Stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offers described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement and the accompanying prospectus do not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus supplement and the accompanying prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Series B Preferred Stock will be passed upon for us by McGuireWoods LLP and for the underwriters by Troutman Sanders LLP, which also performs certain legal services for us and our affiliates on other matters.

EXPERTS

The consolidated financial statements of Dominion Energy, Inc. as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018 incorporated by reference in this prospectus supplement and the effectiveness of Dominion Energy’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus supplement by reference from SCANA’s Annual Report on Form 10-K for the year ended December 31, 2018 and the effectiveness of SCANA’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

Senior Debt Securities

Junior Subordinated Debentures

Junior Subordinated Notes

Common Stock

Preferred Stock

Stock Purchase Contracts

Stock Purchase Units

From time to time, we may offer and sell our securities. The securities we may offer may be convertible into or exercisable or exchangeable for other securities of the Company.

We will file prospectus supplements and may provide other offering materials that furnish specific terms of the securities to be offered under this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, investment considerations and the agents, dealers or underwriters, if any, to be used in connection with the sale of the securities. You should read this prospectus and any supplement or other offering materials carefully before you invest.

Investing in our securities involves risks. For a description of these risks, see “Risk Factors” on page 4 of this prospectus and the Risk Factors section of our most recent Annual Report on Form 10-K and in our other reports we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 30, 2017.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell either separately or in units any combination of the securities described in this prospectus in one or more offerings up to an unspecified dollar amount.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. Material federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement or other offering materials as necessary. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read both this prospectus, any prospectus supplement or other offering materials together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION. When we use the terms “we”, “our”, “us”, “Dominion Energy” or the “Company” in this prospectus, we are referring to Dominion Energy, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our file number with the SEC is 001-08489. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update or supersede this information. We make some of our filings with the SEC on a combined basis with two of our subsidiaries, Virginia Electric and Power Company (Virginia Power) and Dominion Energy Gas Holdings, LLC (Dominion Energy Gas). Our combined filings with the SEC present separate filings by each of Virginia Power, Dominion Energy Gas and the Company. We incorporate by reference the documents listed below (other than any portions of the documents not deemed to be filed) and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, except those portions of filings that relate to Virginia Power or Dominion Energy Gas as a separate registrant, until we sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2016;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017;

•	Current Reports on Form 8-K, filed January 12, 2017, January 24, 2017, January 27, 2017, March 27, 2017, May 10, 2017 and May 18, 2017; and

•	the description of our common stock contained in Amendment No. 2 to our Current Report on Form 8-K, filed August 8, 2016.

You may request a copy of any of the documents incorporated by reference at no cost, by writing or telephoning us at: Corporate Secretary, Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, (804) 819-2000.

You should rely only on the information incorporated by reference or provided in this prospectus or to which this prospectus refers you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. The information which appears in this prospectus and which is incorporated by reference in this prospectus may only be accurate as of the date of this prospectus or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since that date.

SAFE HARBOR AND CAUTIONARY STATEMENTS

This prospectus or other offering materials may contain or incorporate by reference forward-looking statements. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements. Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves; generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in prospectus supplements and other offering materials.

By making forward-looking statements, we are not intending to become obligated to publicly update or revise any forward-looking statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

DOMINION ENERGY

Dominion Energy, headquartered in Richmond, Virginia and incorporated in Virginia in 1983, is one of the nation’s largest producers and transporters of energy. Our strategy is to be a leading provider of electricity, natural gas and related services to customers primarily in the eastern and Rocky Mountain regions of the U.S. Our portfolio of assets includes approximately 26,200 megawatts of generating capacity, 6,600 miles of electric transmission lines, 57,600 miles of electric distribution lines, 15,000 miles of natural gas transmission, gathering and storage pipeline and 51,300 miles of gas distribution pipeline, exclusive of service lines. We operate one of the nation’s largest natural gas storage systems with approximately one trillion cubic feet of storage capacity and serve more than six million utility and retail energy customers.

We are focused on expanding our investment in regulated and long-term contracted electric generation, transmission and distribution and regulated natural gas transmission and distribution infrastructure. Our nonregulated operations include merchant generation, energy marketing and price risk management activities and natural gas retail energy marketing operations. Our operations are conducted through various subsidiaries, including (i) Virginia Power, a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina, (ii) Dominion Energy Gas, a holding company for the majority of our regulated natural gas businesses, which conducts business activities through a regulated interstate natural gas transmission pipeline and underground storage system, a local, regulated natural gas transportation and distribution network and natural gas gathering and processing facilities, and (iii) Dominion Energy Questar Corporation, a holding company for our primarily regulated natural gas businesses, including retail natural gas distribution in Utah, Wyoming and Idaho and related natural gas development and production. We also own the general partner, 50.9% of the common and subordinated units and 37.5% of the convertible preferred interests in Dominion Energy Midstream Partners, LP, which was formed by us to own and grow a portfolio of natural gas terminaling, processing, storage, transportation and related assets.

Our address and telephone number are 120 Tredegar Street, Richmond, Virginia, 23219, telephone (804) 819-2000.

For additional information about us, see WHERE YOU CAN FIND MORE INFORMATION on page 2.

RISK FACTORS

Investing in our securities involves certain risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference in this prospectus, as well as in other information included or incorporated by reference in this prospectus and any prospectus supplement. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the discussions of risks that we have incorporated by reference before deciding whether an investment in our securities is suitable for you. See WHERE YOU CAN FIND MORE INFORMATION on page 2.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will use the net proceeds from the sale of the securities offered by this prospectus to finance capital expenditures and future acquisitions and to retire or redeem debt securities issued by us and for other general corporate purposes which may include the repayment of commercial paper and debt under any of our credit facilities.

DESCRIPTION OF DEBT SECURITIES

The term Debt Securities includes the Senior Debt Securities, Junior Subordinated Debentures and Junior Subordinated Notes. We will issue the Senior Debt Securities in one or more series under our Senior Indenture dated as of June 1, 2015 between us and Deutsche Bank Trust Company Americas, as Trustee, as amended and as supplemented from time to time. We will issue the Junior Subordinated Debentures in one or more series under our Junior Subordinated Indenture dated as of December 1, 1997 between us and The Bank of New York Mellon, successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as Trustee, as amended and as supplemented from time to time. We will issue Junior Subordinated Notes in one or more series under our Junior Subordinated Notes Indenture dated as of June 1, 2006 between us and The Bank of New York Mellon, successor to JPMorgan Chase Bank, N.A., as Trustee, as amended and as supplemented from time to time. The indenture related to the Junior Subordinated Debentures is called the Subordinated Indenture in this prospectus and the indenture related to the Junior Subordinated Notes is called the Subordinated Indenture II; and together the Senior Indenture, the Subordinated Indenture and the Subordinated Indenture II are called the “Indentures”. We have summarized selected provisions of the Indentures below. The Senior Indenture, the Subordinated Indenture and the Subordinated Indenture II have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt, except to the extent provided in the applicable prospectus supplement or other offering materials. The Junior Subordinated Debentures will be our unsecured obligations and are junior in right of payment to our Senior Indebtedness, as described under the caption ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES—Subordination. The Junior Subordinated Notes will be our unsecured obligations and are junior in right of payment to our Priority Indebtedness, as described under the caption ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED NOTES—Subordination.

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of March 31, 2017, our subsidiaries had approximately $33.5 billion in aggregate principal amount of outstanding long-term debt (including securities due within one year).

There is no limit on the amount of Debt Securities or other indebtedness we may issue. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures and by our Board of Directors or duly authorized officers authorizing the issuance.

The Indentures do not protect the holders of Debt Securities if we incur additional indebtedness or engage in a highly leveraged transaction.

Provisions of a Particular Series

The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Debt Securities, for issuances of additional Debt Securities of that series. The prospectus supplement or other offering materials for a particular series of Debt Securities will describe the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any payments due if the maturity of the Debt Securities is accelerated;

•	any optional redemption terms, or any terms regarding repayment at the option of the holder;

•	if the Debt Securities are convertible into or exchangeable for other securities, and if so, the conversion terms and conditions;

•	any provisions that would obligate us to repurchase, repay or otherwise redeem the Debt Securities, or any sinking fund provisions;

•	the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•

if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•

whether the Debt Securities will be issued in fully registered certificated form or book-entry form, represented by certificates deposited with the applicable trustee and registered in the name of a securities depositary or its nominee (Book-Entry Debt Securities);

•	denominations, if other than $1,000 each or multiples of $1,000;

•	any rights that would allow us to defer or extend an interest payment date in connection with any series of Debt Securities;

•

any provisions requiring payment of principal or interest in our capital stock or with proceeds from the sale of our capital stock or from any other specific source of funds in connection with any series of Debt Securities;

•	the identity of the series trustee, if other than the trustee;

•	any changes to events of defaults or covenants;

•	if any series of Debt Securities will not be subject to defeasance or covenant defeasance; and

•	any other terms of the Debt Securities. (Sections 201 & 301 of the Senior Indenture; Sections 2.1 & 2.3 of the Subordinated Indenture & the Subordinated Indenture II.)

The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

No Debt Security will be subject to conversion, amortization or redemption, unless otherwise provided in the applicable prospectus supplement or other offering materials. Any provisions relating to the conversion, amortization or redemption of Debt Securities will be set forth in the applicable prospectus supplement or other offering materials, including whether conversion, amortization or redemption is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we may not redeem the Debt Security prior to its stated maturity. Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on and after the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•

redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 20 days prior to the date of redemption. (Section 1104 of the Senior Indenture; Section 3.2 of the Subordinated Indenture & the Subordinated Indenture II.)

We will not be required to:

•	issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the Debt Securities of that series are selected for redemption; or

•

register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture; Section 2.5 of the Subordinated Indenture & the Subordinated Indenture II.)

Option to Extend Interest Payment Period

If elected in the applicable supplemental indenture, we may defer interest payments on the Debt Securities by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement or other offering materials (each, an Extension Period). Other details regarding the Extension Period, including any limit on our ability to pay dividends during the Extension Period, will also be specified in the applicable prospectus supplement or other offering materials. No Extension Period may extend beyond the maturity of the applicable series of Debt Securities. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the interest rate for the applicable series of Debt Securities, to the extent permitted by applicable law. (Section 301(26) of the Senior Indenture; Section 2.10 of the Subordinated Indenture & the Subordinated Indenture II.)

Payment and Transfer; Paying Agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement or other offering materials, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•

by wire transfer to an account at a banking institution in the United States that is designated in writing to the applicable trustee prior to the deadline set forth in the applicable prospectus supplement or other offering materials by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•

by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture; Section 4.1 of the Subordinated Indenture & the Subordinated Indenture II.)

Neither we nor the applicable trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

Unless we state otherwise in the applicable prospectus supplement or other offering materials, the applicable trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the applicable trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture; Section 4.2 of the Subordinated Indenture & the Subordinated Indenture II.)

Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to the Company, holders should look only to us for those payments. (Section 1003 of the Senior Indenture; Section 12.4 of the Subordinated Indenture & the Subordinated Indenture II.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the applicable trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. (Section 1002 of the Senior Indenture; Section 2.5 of the Subordinated Indenture & the Subordinated Indenture II.)

Global Securities

We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $500,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be registered in the name of the securities depositary or its nominee and deposited with the applicable trustee, as agent for the securities depositary. Unless otherwise stated in any prospectus supplement or other offering materials, The Depository Trust Company will act as the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the securities depositary. (Section 305 of the Senior Indenture; Section 2.5 of the Subordinated Indenture & the Subordinated Indenture II.)

Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement or other offering materials.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book- Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•

will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 308 of the Senior Indenture; Section 8.3 of the Subordinated Indenture & the Subordinated Indenture II.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-

Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	Dominion Energy;

•	the applicable trustee; or

•	any agent of any of the above.

Covenants

Under the Indentures we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the applicable trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures;

•	in the case of the Senior Indenture, preserve and keep in full force and effect our corporate existence except as otherwise provided in the Senior Indenture; and

•

deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003, 1005 & 1006 of the Senior Indenture; Sections 4.1, 4.2, 4.4 & 4.6 of the Subordinated Indenture & the Subordinated Indenture II.)

Consolidation, Merger or Sale

The Indentures provide that we may not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any person or acquire all or substantially all of the assets of another person unless (i) either we are the continuing corporation, or the successor corporation (if other than us) is a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes the due and punctual payment of the principal of and interest and other amounts due on the Debt Securities, and the due and punctual performance and observance of all of the covenants and conditions of the Indentures to be performed by us by supplemental indenture in form satisfactory to the applicable trustee, executed and delivered to the applicable trustee by such corporation, and (ii) we or such successor corporation, as the case may be, will not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

In case of any such consolidation, merger or conveyance, such successor corporation will succeed to and be substituted for us, with the same effect as if it had been named as us in the applicable Indenture, and in the event of such conveyance (other than by way of a lease), we will be discharged of all of our obligations and covenants under the applicable Indenture and the Debt Securities. (Sections 801 & 802 of the Senior Indenture; Sections 11.1, 11.2 & 11.3 of the Subordinated Indenture & the Subordinated Indenture II.)

Events of Default

Event of Default when used in each of the Indentures, will mean any of the following with respect to Debt Securities of any series:

•	failure to pay the principal or any premium on any Debt Security when due;

•	with respect to the Senior Debt Securities, failure to deposit any sinking fund payment for that series when due that continues for 60 days;

•

failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days (or for 30 days in the case of any Junior Subordinated Debentures or Junior Subordinated Notes, as applicable); provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of the applicable series of Debt Securities that permit such deferrals;

•

failure to perform any other covenant in the Indentures (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the applicable trustee or the holders of at least 33% of the outstanding Debt Securities (25% in the case of the Junior Subordinated Debentures or Junior Subordinated Notes, as applicable) of that series give written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of Dominion Energy; or

•	any other Event of Default included in the Indentures or any supplemental indenture. (Section 501 of the Senior Indenture; Section 6.1 of the Subordinated Indenture & the Subordinated Indenture II.)

In the case of a general covenant default described above, the applicable trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the applicable trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indentures. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement or other offering materials.

If an Event of Default for any series of Debt Securities occurs and continues, the applicable trustee or the holders of at least 33% (25%, in the case of the Junior Subordinated Debentures or Junior Subordinated Notes, as applicable) in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture; Section 6.1 of the Subordinated Indenture & the Subordinated Indenture II.)

The applicable trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the applicable trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the applicable trustee, or exercising any power conferred upon the applicable trustee, for any series of Debt Securities. However, the applicable trustee must give the holders of Debt Securities notice of any default to the extent provided by the Trust Indenture Act. (Sections 512, 601, 602 & 603 of the Senior Indenture; Sections 6.6, 6.7, 7.1 & 7.2 of the Subordinated Indenture & the Subordinated Indenture II.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture; Section 14.2 of the Subordinated Indenture & the Subordinated Indenture II.)

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Indentures, which Debt Securities have not already been delivered to the applicable trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the applicable trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt

Securities. However, certain of our obligations under the Indentures will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•

rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the applicable trustee; and

•

the rights, obligations and immunities of the applicable trustee under the Indentures. (Section 401 of the Senior Indenture; Section 12.1 of the Subordinated Indenture & the Subordinated Indenture II.)

Under federal income tax law as of the date of this prospectus, a discharge under these circumstances may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Debt Securities and the value of the holder’s interest in the amounts deposited with the applicable trustee. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisors as to the consequences of a discharge, including the applicability and effect of tax laws other than federal income tax law.

Defeasance

Unless we elect differently in the applicable supplemental indenture, we will be discharged from our obligations on the Senior Debt Securities or Junior Subordinated Notes of any series, as applicable, at any time if we deposit with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities and Junior Subordinated Notes of the series. If this happens, the holders of the Senior Debt Securities or Junior Subordinated Notes of the series, as applicable, will not be entitled to the benefits of either the Senior Indenture or the Subordinated Indenture II, as applicable, except for registration of transfer and exchange of Senior Debt Securities or Junior Subordinated Notes, as applicable, and replacement of lost, stolen or mutilated Senior Debt Securities or Junior Subordinated Notes, as applicable. (Section 402 of the Senior Indenture; Section 12.5 of the Subordinated Indenture II.)

Under federal income tax law as of the date of this prospectus, a discharge under these circumstances may be treated as an exchange of the related Senior Debt Securities or Junior Subordinated Notes, as applicable. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Senior Debt Securities or Junior Subordinated Notes, as applicable, and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisors as to the consequences of such a discharge, including the applicability and effect of tax laws other than federal income tax law.

Modification of Indentures; Waiver

Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture; Section 10.2 of the Subordinated Indenture & the Subordinated Indenture II.) In addition, we may supplement the Indentures to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture; Section 10.1 of the Subordinated Indenture & the Subordinated Indenture II.)

The holders of a majority of the outstanding Debt Securities of all series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture; Section 6.6 of the Subordinated Indenture & the Subordinated Indenture II.)

In addition, under certain circumstances, the holders of a majority of the outstanding Junior Subordinated Debentures or Junior Subordinated Notes of any series, as applicable, may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture or the Subordinated Indenture II under which those Junior Subordinated Debentures or Junior Subordinated Notes, as applicable, were issued. (Section 4.7 of the Subordinated Indenture & the Subordinated Indenture II.)

Concerning the Trustees

Deutsche Bank Trust Company Americas is the Trustee under the Senior Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with Deutsche Bank Trust Company Americas. Deutsche Bank Trust Company Americas also serves as trustee under other indentures pursuant to which securities of certain of our affiliates are outstanding. Affiliates of Deutsche Bank Trust Company Americas have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

As Trustee under the Senior Indenture, Deutsche Bank Trust Company Americas will perform only those duties that are specifically described in the Senior Indenture unless an event of default under the Senior Indenture occurs and is continuing. It is under no obligation to exercise any of its powers under the Senior Indenture at the request of any holder of Senior Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture.)

The Senior Indenture permits us to name a different trustee for individual series of Senior Debt Securities. If named, a series trustee performs the duties that would otherwise be performed by the Trustee under the Senior Indenture with respect to that series; the series trustee will have no greater liabilities or obligations and will be entitled to all the rights and exculpations with respect to such series that would otherwise be available to the Trustee under the Senior Indenture. If a series trustee is named, information about any series trustee will be disclosed in the prospectus supplement and the Trustee under the Senior Indenture will have no responsibility with respect to that series.

Deutsche Bank Trust Company Americas administers its corporate trust business at 60 Wall Street, 16th Floor, New York, NY 10005 or such other address as it may notify to the Company from time to time.

The Bank of New York Mellon, successor to JPMorgan Chase Bank, N.A., is the Trustee under the Subordinated Indenture and the Subordinated Indenture II. We and certain of our affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon also serves as trustee under other indentures pursuant to which securities of ours and of certain of our affiliates are outstanding. Affiliates of The Bank of New York Mellon have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

As Trustee under the Subordinated Indenture and the Subordinated Indenture II, The Bank of New York Mellon will perform only those duties that are specifically described in the Subordinated Indenture and the Subordinated Indenture II unless an event of default under either indenture occurs and is continuing. It is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Junior Subordinated Debenture or Junior Subordinated Notes unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 7.1 of the Subordinated Indenture & the Subordinated Indenture II.)

The Subordinated Indenture II permits us to name a different trustee for individual series of Junior Subordinated Notes. If named, a series trustee performs the duties that would otherwise be performed by the Trustee under the Subordinated Indenture II with respect to that series; the series trustee will have no greater liabilities or obligations and will be entitled to all the rights and exculpations with respect to such series that would otherwise be available to the Trustee under the Subordinated Indenture II. If a series trustee is named, information about any series trustee will be disclosed in the prospectus supplement and the Trustee under the Subordinated Indenture II will have no responsibility with respect to that series.

The Bank of New York Mellon administers its corporate trust business at 101 Barclay Street, 7W ATTN: Corporate Trust Administration, New York, New York 10286 or such other address as it may notify to the Company from time to time.

ADDITIONAL TERMS OF THE SENIOR DEBT SECURITIES

Repayment at the Option of the Holder

We must repay the Senior Debt Securities at the option of the holders prior to the Stated Maturity Date only if specified in the applicable prospectus supplement or other offering materials. Unless otherwise provided in the prospectus supplement or other offering materials, the Senior Debt Securities subject to repayment at the option of the holder will be subject to repayment:

•	on the specified Repayment Dates; and

•	at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date. (Section 1302 of the Senior Indenture.)

For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 180 nor less than 60 calendar days prior to the date of repayment:

•	in the case of a certificated Senior Debt Security, the certificated Senior Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

•

in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the holder will be irrevocable. (Section 1303 of the Senior Indenture.)

Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securities or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary’s records, to the Trustee. See DESCRIPTION OF DEBT SECURITIES—Global Securities.

Limitation on Liens

While any of the Senior Debt Securities are outstanding (other than those to which the limitation on liens covenant is expressly inapplicable), we are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or will own in the future, to secure any of our debt, unless at the same time we provide that the Senior Debt Securities will also be secured by that lien on an equal and ratable basis. However, we are generally permitted to create the following types of liens:

(1)

purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock or other securities at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

(2)

liens on our property or any shares of stock or other securities of any Material Subsidiary that existed as of the date the Senior Debt Securities were first issued; liens on the shares of stock or other securities of any legal entity, which liens existed at the time that entity became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

(3)

liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subject to those liens, including, for example liens to secure debt of the pollution control or industrial revenue bond type;

(4)

debt that we may issue in connection with a consolidation or merger of Dominion Energy or any Material Subsidiary with or into any other company (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that company (Third Party Debt) as long as that debt (i) is secured by a mortgage on all or a portion of the property of that company, (ii) prohibits secured debt from being incurred by that company, unless the Third Party Debt is secured on an equal and ratable basis, or (iii) prohibits secured debt from being incurred by that company;

(5)	debt of another company that we must assume in connection with a consolidation or merger of that company, with respect to which any of our property is subjected to a lien;

(6)

liens on any property that we acquire, construct, develop or improve after the date the Senior Debt Securities are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secure the payment of the purchase price or related costs;

(7)	liens in favor of us, our Material Subsidiaries or our wholly-owned subsidiaries;

(8)	the replacement, extension or renewal of any lien referred to above in clauses (1) through (7) as long as the amount secured by the liens or the property subject to the liens is not increased; and

(9)

any other lien not covered by clauses (1) through (8) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by all liens created or assumed under this clause (9) does not exceed 10% of the common shareholders’ equity, as shown on the company’s consolidated balance sheet for the accounting period occurring immediately prior to the creation or assumption of such lien.

When we use the term “lien” in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; “Material Subsidiary” means each of our subsidiaries whose total assets (as determined in accordance with GAAP in the United States) represent at least 20% of our total assets on a consolidated basis; and “Principal Property” means any of our plants or facilities located in the United States that in the opinion of our Board or management is of material importance to the business conducted by us and our consolidated subsidiaries taken as whole. (Section 1008 of the Senior Indenture.)

ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

Subordination

Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

•	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness;

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures. (Sections 14.1 & 14.9 of the Subordinated Indenture.)

Senior Indebtedness means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following, unless otherwise specified in the prospectus supplement or offering materials:

•	all of our current and future indebtedness for borrowed or purchase money or other similar instruments whether or not evidenced by notes, debentures, bonds or other written instruments;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•

any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 1.1 of the Subordinated Indenture.)

Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Debentures without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Sections 10.2 & 14.7 of the Subordinated Indenture.)

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED NOTES

Subordination

Each series of Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture II, to all Priority Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Priority Indebtedness; or

•	the maturity of any Priority Indebtedness has been accelerated because of a default on that Priority Indebtedness unless otherwise specified in the prospectus supplement and offering materials;

then the holders of Priority Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Priority Indebtedness, and, in the case of the second and third instances, of all amounts due on that Priority Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes. (Sections 14.1 & 14.9 of the Subordinated Indenture II.)

Priority Indebtedness means, with respect to any series of Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our current and future indebtedness for borrowed or purchase money whether or not evidenced by notes, debentures, bonds or other similar written instruments;

•	our obligations under synthetic leases, finance leases and capitalized leases;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•

any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Priority Indebtedness will not include trade accounts payable, accrued liabilities arising in the ordinary course of business or indebtedness to our subsidiaries. (Section 1.1 of the Subordinated Indenture II.)

Priority Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture II irrespective of the amendment, modification or waiver of any term of the Priority Indebtedness. We may not amend the Subordinated Indenture II to change the subordination of any outstanding Priority Indebtedness without the consent of each holder of Priority Indebtedness that the amendment would adversely affect. (Sections 10.2 & 14.7 of the Subordinated Indenture II.)

The Subordinated Indenture II does not limit the amount of Priority Indebtedness that we may issue.

DESCRIPTION OF CAPITAL STOCK

As of March 31, 2017, our authorized capital stock was 1.02 billion shares. Those shares consisted of 20 million shares of preferred stock and one billion shares of common stock. As of March 31, 2017, approximately 629 million shares of common stock and no shares of preferred stock were issued and outstanding. No holder of shares of common stock or preferred stock has any preemptive rights.

Common Stock

Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “D”. Any additional common stock we issue will also be listed on the New York Stock Exchange.

Dividends

Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders. Under certain circumstances, if specified in the applicable supplemental indenture, the Indentures may restrict our ability to pay cash dividends.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions, Inc. is transfer agent and registrar for our common stock.

Preferred Stock

The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we issue preferred stock, the specific designations and rights will be described in the prospectus supplement or other offering materials and a description will be filed with the SEC.

Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board of Directors can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

The preferred stock will, when issued, be fully paid and non-assessable. Unless otherwise specified in the applicable prospectus supplement or other offering materials, the preferred stock will rank on a parity in all respects with any outstanding preferred stock we may have and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock.

The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement or other offering materials. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

General

We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation (Articles) and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti- takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

We have summarized the key provisions below. You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

Business Combinations

Our Articles require that any merger, share exchange or sale of substantially all of the assets of the Company be approved by a majority of the votes entitled to be cast on the matter by each voting group entitled to vote on the matter. Abstentions and broker non-votes will have no effect on the outcome.

Article 14 of the Virginia Act contains several provisions relating to transactions with interested shareholders. Interested shareholders are holders of more than 10% of any class of a corporation’s outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of securities or merger of the corporation with any of its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, an affiliated transaction must be approved by either two-thirds of disinterested voting shares or a majority of disinterested directors.

The provisions of the Virginia Act relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out.

The Virginia Act also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

Directors’ Duties

The standards of conduct for directors of Virginia corporations are listed in Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Board of Directors

Members of our Board of Directors serve one-year terms and are elected annually. Except when the number of nominees exceeds the number of directors to be elected (a contested election), directors are elected by majority vote. In the case of a contested election, directors are elected by a plurality vote. Directors may be removed from office for cause if the number of votes cast to remove the director constitutes a majority of the votes entitled to be cast at an election of directors of the voting group by which the director was elected.

Shareholder Proposals and Director Nominations

Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder’s name and address and number of shares held and any material interest of the shareholder in the proposal.

Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Proxy Access

Our Bylaws permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of our outstanding common stock continuously for at least three years, to nominate and include in our annual meeting proxy materials director candidates to occupy up to two or 20% of our board seats (whichever is greater), provided that such shareholder or group of shareholders satisfies the requirements set forth in the Bylaws.

Meetings of Shareholders

Under our Bylaws, meetings of the shareholders may be called by the chairman of the board, the vice chairman, the president or a majority of the Board of Directors. Special meetings of shareholders will also be held whenever called by the Corporate Secretary, upon the written request of shareholders owning continuously for a period of at least one year prior to the date of such request more than one-third of all of our outstanding shares of common stock. These provisions could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of less than one-third of our outstanding shares of common stock, because such holders would be able to take action as shareholders, such as electing new directors or approving a merger, only at a duly called shareholders’ meeting.

Amendment of Articles

Generally, our Articles may be amended if the votes cast favoring the amendment exceed the votes cast opposing the amendment at a meeting where a quorum is present. Some provisions of the Articles, however, may only be amended or repealed by a majority of the votes entitled to be cast on the matter by each voting group entitled to vote on the matter.

Indemnification

Under our Articles, we indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us. We have also entered into agreements relating to the advancement of expenses for certain of our directors and officers in advance of a final disposition of proceedings or the making of any determination of eligibility for indemnification pursuant to our Articles.

Limitation of Liability

Our Articles provide that our directors and officers will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors or officers, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors or officers. This provision applies only to claims against directors or officers arising out of their role as directors or officers and not in any other capacity. Directors and officers remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the officer’s or director’s duty of care.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified or varying number of shares of common stock or preferred stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specified or varying number of shares of common stock or preferred stock. The price per share of common stock or preferred stock and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and beneficial interests in debt securities, preferred stock or debt obligations of third parties, including U.S. treasury securities or obligations of our subsidiaries, securing the holders’ obligations to purchase the common stock or preferred stock under the stock purchase contracts, which we refer to in this prospectus as stock purchase units. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

The applicable prospectus supplement or other offering materials will describe the terms of the stock purchase contracts or stock purchase units and will contain a discussion of the material federal income tax considerations applicable to the stock purchase contracts and stock purchase units. The description in the applicable prospectus supplement or other offering materials will not necessarily be complete, and reference will be made for additional information to the purchase contract agreement or unit purchase agreement, as applicable, that we will enter into at the time of issue, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in any one or more of the following ways:

•	directly to purchasers;

•	through agents;

•	to or through underwriters; or

•	through dealers.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to prevailing market prices; or

•	negotiated prices.

We may directly solicit offers to purchase securities, or we may designate agents to solicit such offers. We will, in the prospectus supplement or other offering materials relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act of 1933, as amended (the Securities Act), and describe any commissions we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement or other offering materials, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If any underwriters or agents are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement or other offering materials relating to such offering their names and the terms of our agreement with them.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

We may engage in at-the-market offerings to or through a market maker or into an existing trading market, on an exchange or otherwise, in accordance with Rule 415(a)(4). An at-the-market offering may be through an underwriter or underwriters acting as principal or agent for us.

The securities may also be offered and sold, if so indicated in the applicable prospectus supplement or other offering materials, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement or other offering materials.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may over-allot in connection with the offering, creating a short position for their own accounts. In addition, to cover over-allotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement or other offering materials indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement or other offering materials, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or other offering materials (or a post-effective amendment).

We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Any underwriter, agent or dealer utilized in the initial offering of securities will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

LEGAL MATTERS

McGuireWoods LLP, counsel to the Company, will issue an opinion about the legality of the offered securities for us. Underwriters, dealers or agents, if any, who we will identify in a prospectus supplement or other offering materials, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from Dominion Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2016 and the effectiveness of the Dominion Energy, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.